Laboratory Corporation of America

2004 ANNUAL REPORT



A Finer Focus

Business Description

Laboratory Corporation of America® Holdings (LabCorp®), an S&P 500 Company with a BBB investment-grade credit rating, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $3.1 billion in 2004, approximately 23,500 employees nationwide, and more than 220,000 clients, LabCorp offers clinical assays ranging from blood analyses to HIV and genomic testing. LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology in Research Triangle Park, NC; National Genetics Institute, Inc. in Los Angeles, CA; ViroMed Laboratories, Inc. based in Minneapolis, MN; The Center For Esoteric Testing in Burlington, NC; DIANON Systems, Inc. based in Stratford, CT; and US LABS based in Irvine, CA. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies.

Financial Highlights

Years Ended December 31	2004	2003[a]	2002[b][c]	2001[d]	2000[e]
(In millions, except per share amounts)					
Statement of Operations Data:					
Net sales	**$3,084.8**	$2,939.4	$2,507.7	$2,199.8	$1,919.3
Gross profit	**1,289.3**	1,224.6	1,061.8	925.6	766.6
Operating income	**598.4**	533.7	435.0	367.6	245.6
Net earnings	**$ 363.0**	$ 321.0	$ 254.6	$ 179.5	$ 112.1
Diluted earnings per common share[f]	**$ 2.45**	$ 2.11	$ 1.69	$ 1.26	$ 0.80

(a) On January 17, 2003, the Company completed the acquisition of all of the outstanding shares of DIANON Systems, Inc. for $47.50 per share in cash, or approximately $595.6 million including transaction fees and expenses. See "Note 2 to the Consolidated Financial Statements" for further discussion of this acquisition. The Company recorded net restructuring and other special charges of $1.5 million for 2003 in connection with the integrations of its recent acquisitions.

(b) On July 25, 2002, the Company completed the acquisition of all of the outstanding stock of Dynacare Inc. in a combination cash and stock transaction with a combined value of approximately $496.4 million, including transaction costs. See "Note 3 to the Consolidated Financial Statements" for further discussion of this acquisition. During the third quarter of 2002, the Company recorded restructuring and other special charges totaling $17.5 million. These charges included a special bad debt provision of approximately $15.0 million related to the acquired Dynacare accounts receivable balance and restructuring expense of approximately $2.5 million relating to Dynacare integration costs of actions that impact the Company's existing employees and operations.

(c) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." This Standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized.

(d) During the third quarter of 2001, the Company recorded a loss of $5.5 million relating to the write-off of unamortized bank fees associated with the Company's term debt, which was repaid in September of 2001. The Company also recorded a charge of $8.9 million as a result of a payment made to a bank to terminate an interest rate swap agreement tied to the Company's term loan.

(e) In the fourth quarter of 2000, the Company recorded a $4.5 million restructuring charge relating to the closing of its Memphis drug testing facility.

(f) In September 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." Under the EITF's conclusion, contingently convertible shares attached to a debt instrument are to be included in the calculation of diluted earnings per share regardless of whether or not the contingency has been met. Historically, the Company followed the guidance of paragraph 30 of SFAS No. 128, "Earnings Per Share," and excluded contingently convertible shares relating to its zero coupon-subordinated notes from its calculations of diluted earnings per share. The EITF consensus supersedes the accounting under SFAS No. 128 and, accordingly, the Company has adopted the provisions of EITF No. 04-8 for its zero coupon-subordinated notes – including the retroactive restatement of all diluted earnings per share calculations for all periods presented. See "Note 1 to Consolidated Financial Statements" for information regarding calculation of Earnings per Share. Diluted earnings per share as previously stated were $2.22, $1.77, $1.27, and $0.80 for the years ended 2003, 2002, 2001 and 2000, respectively. Diluted weighted-average shares outstanding were 144.8, 144.2, 141.1, and 96.3 for 2003, 2002, 2001, and 2000, respectively.

Table of Contents

ABOUT THE COVER
Allen Blackman, a LabCorp Cytotechnologist utilizes Cytyc Corporation's ThinPrep® Imaging System.

A Finer Focus

As one of the world's leading clinical laboratories, we know that it is often necessary to dig deeper, get closer, look harder – concentrate even more intently – in order to discover the answer. We take the same approach to growing our business. We know that it is necessary to direct more attention toward those areas that have the most potential to impact our future growth and profitability. We have identified three areas that have this potential. And, as we explain in this report, a finer focus on them can be the key to a greater performance.

Net Sales
(In billions)



$3.25
2.75
2.25
1.75
1.25
00 01 02 03 04

See Notes (a) and (b) on previous page.

Diluted Earnings Per Common Share
(In dollars)



$2.5
2.0
1.5
1.0
0.5
00 01 02 03 04

See Note (f) on previous page.

EBITDA Margin
(As a percent of sales)



27%
24
21
18
15
00 01 02 03 04

For a definition of EBITDA and a reconciliation to the most comparable measure under Generally Accepted Accounting Principles, see the Company's fourth quarter 2004 earnings release furnished on Form 8-K on February 15, 2005.



Thomas P. Mac Mahon,
Chairman, President and
Chief Executive Officer

A Finer Focus

Dear Shareholders,

Achieving sustained success in the highly competitive laboratory testing industry requires a simple, consistent and disciplined approach: Target the areas of focus that are most essential to securing the future success of our Company; develop initiatives, metrics and clearly defined goals for each of those areas; and continually monitor progress toward achieving those goals. 2004 was a year of excellent financial performance and strong strategic progress for LabCorp, in large part because we continued to align our facilities, our science and our people in a manner that focused energy and expertise on the things that matter most to the future of our Company.

Guiding these efforts is the strategic plan we adopted eight years ago and refined in 2003. It identifies three critical priorities – three areas of maximum opportunity – for continued growth and profitability. Much of this year's report is devoted to describing more fully these areas of focus and why they hold the key to growing our business this year and in the years to come. And while our work is far from complete, the significant progress we realized in each of these three areas laid the foundation for our strong financial performance in 2004.

Last year, revenues for the first time exceeded $3 billion, while net earnings for the year increased 13.1 percent to $363 million. Earnings per diluted share increased 16.1 percent to $2.45, compared to $2.11 the previous year. Earnings before interest, taxes, depreciation and amortization (EBITDA) grew substantially to $787.8 million. Our EBITDA margins increased to 25.5 percent of net sales; we are proud to continue to lead the industry in this important profitability measurement. Cash flow from operations was strong, totaling $538.1 million for the year. These substantial cash proceeds allowed us to make strategic investments in equipment and facilities, fund attractive acquisitions and further enhance shareholder value by continuing our stock repurchase program. In 2004, the Company repurchased approximately $378 million of stock, representing approximately 8.8 million shares. In the last two years, we have repurchased $528 million of LabCorp equity.

The Company's growth, financial strength and industry position were recognized in October when Standard & Poor's added LabCorp to the S&P 500 Index, one of the most widely used benchmarks of U.S. equity performance.

Significant Operational Accomplishments

Continued revenue growth requires, of course, new sales, and we were pleased to report significant wins during 2004. In July, we signed a national strategic partnership with Wellpoint, one of the nation's leading health benefits companies, with 28 million medical members nationwide. As a result of this partnership, Wellpoint later awarded LabCorp an exclusive contract to provide laboratory testing services to its BlueCross BlueShield of Georgia HMO. In March, we signed a new, ten-year agreement with one of the largest and most comprehensive not-for-profit health care providers in the Pacific Northwest, Swedish Medical Center, to provide laboratory services to all of its facilities.

Our 2003 acquisition of DIANON is central to our strategy to become the premier provider of cancer testing services. Last year we took significant strides in maximizing the value of that acquisition by implementing DIANON's highly standardized system for processing, diagnosing and reporting anatomic pathology specimens – a process we call "DIANIZATION" at our major pathology sites. Laboratories typically report anatomic results in a wide variety of formats, which vary depending on the preferences of the individual pathologist. Standardizing the process using the DIANON model introduces a more efficient, consistent and physician-friendly system for delivering results. Four major LabCorp sites were DIANIZED last year, and six more facilities are scheduled for conversion in 2005. These efforts will continue to strengthen LabCorp's position in cancer testing.

> "...we continued to **strengthen our position** in the field of cancer testing, with the acquisition of US Pathology Labs (US LABS), a well-respected provider of anatomic pathology."

In addition, we continued to strengthen our position in the field of cancer testing, with the acquisition of US Pathology Labs (US LABS) in February 2005, a well-respected provider of anatomic pathology and oncology testing, located in Irvine, California. This acquisition adds to our capabilities in the cancer testing market and provides additional lab capacity for the important West Coast market. Later in 2005, we expect to broaden US Labs' menu to include additional esoteric and gene-based tests.

Developing and Marketing New Tests

A key action in fortifying our leadership position in genomic testing has been to secure partnerships with top biotechnology firms, allowing us to bring to market high-value, leading-edge assays. Last year, through our exclusive partnership with BioPredictive, we began offering FibroSURE™ – the first noninvasive blood test for liver fibrosis. Since its launch, demand for FibroSURE has grown steadily, and we believe this assay holds great promise as an easily accessible alternative to liver biopsy for patients with chronic hepatitis C.

We also continue to see market potential for PreGen-Plus™, a noninvasive, stool-based assay to detect genetic mutations associated with colorectal cancer developed by our partner EXACT Sciences Corporation, as well as for Correlogic Systems, Inc.'s OvaCheck™, a protein pattern blood test for the more than eight million women in the U.S. at high risk for ovarian cancer. Work continues to build additional clinical acceptance for both of these innovative testing products.

Our reputation for technological leadership was further enhanced when we became the first national laboratory to offer Cytyc's ThinPrep Imaging System for pap smear analysis. The system uses computer-imaging technology to assist in screening pap test slides to detect cervical cancer, making sample analysis quicker and more accurate. We performed approximately nine million pap smears in 2004, and we expect increasing portions of our testing volume to migrate to this new diagnostic method.

A Finer Focus on Our Strategic Plan

Looking ahead, our goal is for LabCorp to lead the industry in scientific expertise, profitability, cash generation and shareholder return. As we review the strategy designed to achieve those objectives, it's appropriate to reflect on the dramatic progress we have made over the last eight years to arrive at this point. Our pioneering efforts in genomic testing and in commercializing new diagnostic technologies made it possible to more than triple net earnings over the last five years. Today, genomic and esoteric testing represents 31 percent of LabCorp's total revenue, and is an even greater contributor to our profit margins.

This emphasis on high-value, sophisticated testing has not only been profitable for us; it has also had a transformational impact on the entire independent laboratory industry. But even as others now follow the course we charted to remain at the forefront of innovation, we have more tightly focused our corporate strategy on three key points of emphasis:

> "Looking ahead, our goal is for LabCorp to **lead the industry** in scientific expertise, profitability, cash generation and shareholder return."

Scientific Leadership: Remaining at the cutting edge of scientific discovery will be a key driver of profitability in the future, as it was this year. In 2004, our revenue growth for genomic and esoteric tests as a whole was more than double the rate of growth for routine testing – a trend that we need to continue. That's why our plan calls for us to continue to aggressively seek out and invest in novel testing technologies that offer improved treatment options to physicians and their patients – and that generate the highest margins on our menu of services.

1950-1960

INDUSTRY - **Chemical structure of DNA discovered**

LabCorp - Biomedical Laboratories founded in Burlington, North Carolina



1970-1974

INDUSTRY - **First regional Tay Sachs screening program implemented**

LabCorp - First scientific specialist joins LabCorp

1975-1979

INDUSTRY - **NIH sets age 35 and above as "advanced maternal age" where amniocentesis should be offered.**

LabCorp - Chromosome analysis begins

TIMELINE INDUSTRY ADVANCES AND MILESTONES AT LABCORP



INDUSTRY - **ID of genes involved in development of cancers**
- **ID of genes associated with disorders such as Fragile X**

LabCorp - Oncology testing program launched
- Molecular oncology, molecular genetic testing introduced
- Clinical trials in molecular testing procedures in infectious diseases and oncology performed
- Mitochondrial DNA testing for forensic ID introduced

1990-1994



Customer Retention: Working smarter to retain the customers we already have is a key opportunity to drive increased profitability going forward. Historically, the laboratory testing industry as a whole has experienced higher than acceptable levels of customer losses brought on by a number of factors – including service issues, unsuccessful problem resolution and requirements by managed care payors. To seize this opportunity for growth, we have implemented a comprehensive strategy to better understand the needs of our customers, to enhance service to them and to measure our success.

"Testing volumes and revenues derived from managed care relationships have grown steadily and, today, **40 percent of sales** come from managed care payors."

Managed Care: Strong managed care partnerships are key distribution channels for existing products – and new ones as well. LabCorp's broad geographic reach, reputation for quality and breadth of product offerings have made us a "laboratory of choice" for more and more managed care organizations. Testing volumes and revenues derived from managed care relationships have grown steadily and, today, 40 percent of sales come from managed care payors. We've put plans to work to strengthen existing managed care relationships and earn new ones by focusing on creative solutions that increase efficiency and effectiveness for this important customer segment.

Simple Is Better

The genomic revolution and remarkable advances in esoteric testing have revolutionized our industry – and enhanced the care received by millions of patients each year. But while many of the products and services we provide are complex, requiring technological sophistication unimagined a generation ago, the road map for our Company's continued success is simplicity itself – keeping an eye firmly focused on what matters most.

Our employees have consistently formed the foundation of our many achievements to date. Concentrating the energetic focus of all 23,500 LabCorp employees on our most essential priorities positions us to extend our profitability and industry leadership well into the future. With outstanding scientific capabilities, a passion for customer care and a deep commitment to the doctors and patients who rely on us for accurate and timely results, we have everything necessary to create value for our shareholders and opportunity for our employees. Thank you for your continued support.

Thomas P. Mac Mahon

Thomas P. Mac Mahon
Chairman, President and Chief Executive Officer

March, 2005



1980-1984

INDUSTRY - First case of AIDS reported in U.S.
- Polymerase chain reaction technology developed

LabCorp - AFP screening offered
AIDS testing begins

1985-1989

INDUSTRY - Human genome sequence effort launched

LabCorp - Center for Molecular Biology & Pathology (CMBP) for molecular-based lab services started



1995-1999

INDUSTRY - FDA approves Amplicor HIV-Viral Load Kit
- FDA approves targeted immunotherapy for breast cancer, Herceptin
- ACOG recognizes 3 marker screenings as standard of care

LabCorp - Genetic Design purchased
- Hepatitis C genotyping introduced
- HIV GeneChip technology for HIV genotype studies; genotyping and phenotyping and correlation database introduced
- Partnership with Virco
- Automated PCR testing introduced

2000-2004

INDUSTRY - Human genome sequenced
- ACOG publishes cystic fibrosis testing recommendations

LabCorp - National Genetics Institute, ViroMed and Dianon acquired
- Partnership with EXACT Sciences, Celera Diagnostics, Myriad Genetics, Correlogic Systems and BioPredictive
- Genosure, PreGen Plus introduced
- Expansion of molecular testing menu

A Finer Focus



Scientific Leadership



Customer Retention



Managed Care

Charting a Course for Continued Leadership

LabCorp's reputation as an industry leader in operational excellence, innovation and increased shareholder value is the result of a disciplined strategy, embraced by every employee and implemented in every division of the Company. First devised eight years ago, our strategic plan has been refined to adapt to a changing health care marketplace and to leverage continued advancements in testing technology. Today, this plan focuses maximum emphasis on three compelling opportunities that are the basis for continued growth and profitability.

"An **accurate and insightful pathology report** can be the difference between life and death for many of my patients. The confidence of knowing that **a team of dedicated experts is behind the lab results** I receive is invaluable to me and my patients."

Dr. James B. Patterson
Alamance Dermatology, Burlington, North Carolina

My Focus: A Fast and Accurate Diagnosis for My Patients

Malignant melanoma is the most deadly and aggressive of skin cancers. With a dermatology practice specializing in skin cancer, Dr. Patterson knows that an early and accurate diagnosis is often the difference between a complete recovery and a grim outlook. This is why LabCorp's recently introduced DIANIZATION process, which includes sub-specialized pathologists, is tailor made for the needs of physicians such as Dr. Patterson. Each DIANIZED site is dedicated to testing and analysis in disciplines, such as dermatology and urology. As a result, the technicians and pathologists analyzing tissue specimens offer a higher level of expertise compared to a general pathology lab. Patients routinely seek specialists with a unique base of knowledge and experience to address a given condition. Similarly, it makes sense for these specialists to seek a lab partner that can offer the same level of expertise as their own practice. As a result of LabCorp's pathology initiatives, specialists, such as Dr. Patterson, now have that partner.


B. Patterson,
U.S. FLAG

"Scientific **leadership** has and will be the key **competitive differentiator** for us in the high-growth esoteric testing field."

André A. Valcour, Ph.D.
Laboratory Director, Center for Esoteric Testing



A Finer Focus: Scientific Leadership

A commitment to scientific excellence underlies every success we achieve for ourselves, our clients, and for the patients who rely upon our diagnostic services. It has driven LabCorp's growth in the past and it is an essential tenet of our plan to continue to expand our business in the future.

We recruit the brightest minds and empower them to push forward the frontier of what laboratory testing can determine and predict. Among LabCorp's formidable intellectual assets are its industry-leading M.D. and Ph.D. scientists – many of them top researchers in their fields. We also are aggressive in seeking out acquisitions, strategic partnerships and licensing agreements that regularly make LabCorp first-to-market with promising new tests.

LabCorp's expertise lies not only in identifying the most promising new testing technologies in genetics, genomics, oncology and infectious disease, but also in bringing unequaled experience to the commercialization of these new assays. Thanks to our size, scale and established customer relationships, we are in a position to deploy them throughout our nationwide laboratory network.

This track record has made us the preferred partner for many of America's leading biotechnology firms. LabCorp's partnerships with the developers of novel, new tests is a key part of our growth strategy. As an example, physician demand is growing for HCV FibroSURE™, marketed through our exclusive relationship with *BioPredictive*. This noninvasive alternative to liver biopsy employs blood analysis to assess the degree of liver fibrosis in patients with chronic hepatitis C liver disease.

Keeping great science at the center of its mission sets LabCorp apart – and makes possible its continued leadership in the future.

"I have learned that **patient care means creating a supporting and affirming environment** at the point of patient contact, not only in the exam room, but on the phone, in the waiting areas and all other areas of our clinic. We need **partners that embrace these same values.**"

Valerie Bergeron, CEO
Kelsey-Seybold Clinic, Houston, Texas

with **Jim Hoyle, M.D.**
Medical Director

My Focus: Delivering an Excellent Health Care Experience to Patients

As the chief executive of one of the region's most renowned private multi-specialty physician groups, Ms. Bergeron has a unique appreciation for what constitutes excellent patient care. Indeed, the Kelsey-Seybold Clinic cares for more than 350,000 Houston-area residents, including astronauts at the Johnson Space Center. In order to maintain high patient care standards, Kelsey-Seybold needs and expects a similar level of customer care from its lab partner. LabCorp is proud to be that partner. We are committed not only to upholding the care standards of Kelsey-Seybold, but also to setting a new industry standard for customer service.


JIM HOYLE, M.D.
ADOLESCENT MEDICINE

A Finer Focus: **Customer Retention**

Strengthening existing relationships by providing world-class customer service to the more than 220,000 existing LabCorp clients presents a huge opportunity to grow testing volumes and revenues. Historically, the independent laboratory industry has experienced higher than desirable levels of customer turnover. Research shows that service, results reporting and people are three of the most important factors for clients when they select a laboratory partner. Targeting these areas is critical to success. In 2004, LabCorp implemented an aggressive and comprehensive project to invest in the training, technology and process enhancements that will keep customers returning to do business with us year after year.

A key objective is consolidating our over 50 customer call centers, an initiative that will boost quality control, quicken response times and standardize our customer care efforts. LabCorp is also investing in systems and connectivity technology that can make it significantly more efficient to order tests and report results. A new initiative has been launched to create an end-to-end sample tracking system, enabling LabCorp personnel and clients to follow the progress of specimens through every step of the testing life cycle.

Throughout the health care industry, progress has been only gradual in moving from manual and paper-based processes to a fully digital clinical environment. But new solutions are making their way into the marketplace. Through partnerships with third-party technology companies, such as Allscripts and Medicity, LabCorp is offering physicians new, faster and more efficient options for accessing and updating patient information.

Our commitment to boost customer satisfaction and retention is intense, sustained and company-wide. Metrics are in place to measure success, and compensation is now tied to the progress we make. By obtaining a complete, 360-degree view of our clients' challenges and needs, and putting in place service solutions that meet and exceed expectations, we are focused on growing our business by keeping LabCorp's customers with us next year and for many years to come.

"This company is **focused more than ever** on establishing stronger business partnerships with our customers by understanding their unique needs and providing **consistent customer service** experiences."

Kaye Morrow, Director of National Customer Service Centers



Employment

“Delivering **quality health care** to **3.1 million members** requires a unique set of capabilities.”

W. Vincent Barksdale, V.P. Network Management
BlueCross BlueShield of Georgia, Atlanta, Georgia



My Focus: Meeting the Needs of a Diverse Patient Population

For Vincent Barksdale, managing the care of 3.1 million patients means providing affordable access to quality medical care that covers a tremendous range of needs. Indeed, the promise of managed care is predicated on the efficient delivery of effective care. In order to fulfill this promise, managed care companies require partners with LabCorp's size and scope. With a broad menu of testing offered through our more than 1,100 service centers in 50 states, we are committed to working closely with managed care organizations to not only meet their volume requirements, but also to meet their value proposition.



"The breadth and **depth of our reach** and our products are well tailored to service the industry's most sizeable **market – managed care**."

Bill Haas, Executive V.P. Sales and Marketing



A Finer Focus: **Managed Care**

Managed care organizations are pivotal players in the health care marketplace, and their importance to LabCorp's success is growing. Our broad geographic reach, the breadth and depth of our product offerings, and a commitment to providing quality, cost-effective clinical testing have made LabCorp a "laboratory of choice" for more and more managed care organizations. Today, approximately 40 percent of our revenues come from managed care payors, and that segment is increasing rapidly.

Strong managed care partnerships are key distribution channels for new and existing products, and are critical to the long-term development of our scientific leadership priorities. Managed care organizations constantly monitor and analyze trends in care and costs. Being a successful laboratory partner with them means designing creative solutions that can bring more efficiency to their system, while, at the same time, maintaining high-quality service to their members.

This is why LabCorp has worked with managed care customers to address the issue of "leakage," an industry term used to describe payments, usually at higher rates, to non-preferred or non-participating providers. We have put specific programs in place to help managed care organizations redirect orders away from "leakage" providers and into preferred or participating providers like LabCorp.

We also work on an ongoing basis with our managed care clients to secure appropriate reimbursement for the services we provide, and to communicate the economic and health benefits of advanced laboratory testing. Looking ahead, LabCorp's intense focus on exceeding the expectations of its managed care customers will be an essential contributor to continued growth and profitability.

Board of Directors

Laboratory Corporation of America® Holdings 2004

Thomas P. Mac Mahon
Chairman of the Board, President
and Chief Executive Officer

Jean-Luc Bélingard
Director
Chief Executive Officer of Ipsen SA,
a diversified French health care
holding company
Committees: Compensation, Ethics and
Quality Assurance

Wendy E. Lane
Director
Chairman of Lane Holdings, Inc.,
an investment firm
Committees: Audit, Nominating and
Corporate Governance

Robert E. Mittelstaedt, Jr.
Director
Dean and Professor,
W.P. Cary School of Business,
Arizona State University
Committees: Audit, Nominating and
Corporate Governance

Arthur H. Rubenstein, MBBCh
Director
Executive Vice President,
University of Pennsylvania Health System and
Dean of the School of Medicine
Committees: Audit, Ethics and Quality
Assurance

Andrew G. Wallace, M.D.
Director
Former Dean of Dartmouth Medical School
Committees: Compensation, Nominating and
Corporate Governance

Craig M. Watson
Director
Chief Executive Officer
Opti-Pay Technologies, LLC
Committees: Audit, Ethics and Quality Assurance
(not pictured)

M. Keith Weikel, Ph.D.
Director
Senior Vice President and Chief Operating
Officer of HCR Manor Care, Inc.
Committees: Compensation, Ethics and
Quality Assurance

Left to right: Arthur H. Rubenstein, MBBCh, Wendy E. Lane, Robert E. Mittelstaedt, Jr., Thomas P. Mac Mahon, M. Keith Weikel, Ph.D., Andrew G. Wallace, M.D., Jean-Luc Bélingard



Financials

Five-Year Selected Financial Data

Laboratory Corporation of America® Holdings 2004

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the five-year period ended December 31, 2004 are derived from consolidated financial statements of the Company, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. This data should be read in conjunction with the accompanying notes, the Company's consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

Year Ended December 31,	**2004**	2003[a]	2002[b][c]	2001[d]	2000[e]
(In millions, except per share amounts)					
Statement of Operations Data:					
Net sales	**$3,084.8**	$2,939.4	$2,507.7	$2,199.8	$1,919.3
Gross profit	**1,289.3**	1,224.6	1,061.8	925.6	766.6
Operating income	**598.4**	533.7	435.0	367.6	245.6
Net earnings	**363.0**	321.0	254.6	179.5	112.1
Basic earnings per common share	**$ 2.60**	$ 2.23	$ 1.78	$ 1.29	$ 0.82
Diluted earnings per common share[f]	**$ 2.45**	$ 2.11	$ 1.69	$ 1.26	$ 0.80
Basic weighted average common shares outstanding	**139.4**	144.0	142.8	138.8	94.2
Diluted weighted average common shares outstanding	**150.7**	154.7	154.2	144.1	96.3
Balance Sheet Data:					
Cash and cash equivalents, and short-term investments	**$ 206.8**	$ 123.0	$ 56.4	$ 149.2	$ 48.8
Goodwill and Intangible assets, net	**1,857.4**	1,857.3	1,217.5	968.5	865.7
Total assets	**3,537.2**	3,414.9	2,580.4	1,929.6	1,666.9
Long-term obligations and redeemable preferred stock[g]	**892.3**	883.9	521.5	509.2	355.8
Total shareholders' equity	**1,999.3**	1,895.9	1,611.7	1,085.4	877.4

(a) On January 17, 2003, the Company completed the acquisition of all of the outstanding shares of DIANON Systems, Inc. for $47.50 per share in cash, or approximately $595.6 million including transaction fees and expenses. See "Note 2 to the Consolidated Financial Statements" for further discussion of this acquisition. The Company recorded net restructuring and other special charges of $1.5 million for 2003 in connection with the integrations of its recent acquisitions.

(b) On July 25, 2002, the Company completed the acquisition of all of the outstanding stock of Dynacare Inc. in a combination cash and stock transaction with a combined value of approximately $496.4 million, including transaction costs. See "Note 3 to the Consolidated Financial Statements" for further discussion of this acquisition. During the third quarter of 2002, the Company recorded restructuring and other special charges totaling $17.5 million. These charges included a special bad debt provision of approximately $15.0 million related to the acquired Dynacare accounts receivable balance and restructuring expense of approximately $2.5 million relating to Dynacare integration costs of actions that impact the Company's existing employees and operations.

(c) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." This Standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized.

(d) During the third quarter of 2001, the Company recorded a loss of $5.5 million relating to the write-off of unamortized bank fees associated with the Company's term debt, which was repaid in September of 2001. The Company also recorded a charge of $8.9 million as a result of a payment made to a bank to terminate an interest rate swap agreement tied to the Company's term loan.

(e) In the fourth quarter of 2000, the Company recorded a $4.5 million restructuring charge relating to the closing of its Memphis drug testing facility.

(f) In September 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." Under the EITF's conclusion, contingently convertible shares attached to a debt instrument are to be included in the calculation of diluted earnings per share regardless of whether or not the contingency has been met. Historically, the Company followed the guidance of paragraph 30 of SFAS No. 128, "Earnings Per Share," and excluded contingently convertible shares relating to its zero coupon-subordinated notes from its calculations of diluted earnings per share. The EITF consensus supersedes the accounting under SFAS No. 128 and, accordingly, the Company has adopted the provisions of EITF No. 04-8 for its zero coupon-subordinated notes – including the retroactive restatement of all diluted earnings per share calculations for all periods presented. See "Note 1 to Consolidated Financial Statements" for information regarding calculation of Earnings per Share. Diluted earnings per share as previously stated were $2.22, $1.77, $1.27, and $0.80 for the years ended 2003, 2002, 2001 and 2000, respectively. Diluted weighted-average shares outstanding were 144.8, 144.2, 141.1, and 96.3 for 2003, 2002, 2001, and 2000, respectively.

(g) Long-term obligations primarily include capital lease obligations of $2.9 million, $4.4 million, $5.5 million, $6.1 million and $7.2 million at December 31, 2004, 2003, 2002, 2001 and 2000, respectively. Long-term obligations exclude amounts due to affiliates. On June 6, 2000, the Company called for redemption of all of its outstanding redeemable preferred stock, resulting in the conversion of substantially all of the preferred stock into common stock. During 2001, the Company sold $744.0 million aggregate principal amount at maturity of its zero coupon convertible subordinated notes due 2021 in a private placement. The Company received approximately $488.6 million in net proceeds from the offering. The Company used a portion of the proceeds to repay $412.5 million of its term loan outstanding under its credit agreement.

General

During 2004, the Company continued to strengthen its financial performance through the implementation of the Company's strategic plan and the expansion of its national platform in routine testing. This plan continues to provide growth opportunities for the Company by building a leadership position in genomic and other advanced testing technologies primarily through internal development efforts, acquisitions and technology licensing activities.

The Company's Center for Molecular Biology and Pathology, located in Research Triangle Park, NC, is a leader in the development and application of molecular diagnostics and polymerase chain reaction, or PCR, technologies in the areas of diagnostic genetics, oncology and infectious disease. The Company believes that these technologies may represent a significant savings to the healthcare system by increasing the detection of early stage (treatable) diseases. The Company's National Genetics Institute in Los Angeles, CA, develops novel, highly-sensitive PCR methods used to test for hepatitis C and other infectious agents and is the only laboratory in the U.S. that is FDA-approved to screen plasma for infectious diseases. Viro-Med Laboratories, Inc., based in Minneapolis, MN, offers molecular microbial testing using real-time PCR platforms and provides significant additional capacity to support the continued expansion of the Company's advanced testing business. These Centers of Excellence enable the Company to provide a broad menu of testing services for the infectious disease and cancer markets, which the Company believes represent two of the most significant areas of future growth in the clinical laboratory industry.

The Dynacare integration has been completed and is performing as expected, including the achievement of the planned total synergy savings of approximately $45 million. Dynacare continues to strengthen the Company's national network of routine testing. The DIANON integration has been completed and is performing as expected, including the achievement of the planned total synergy savings of approximately $32 million. The Company began applying DIANON's standardized anatomic pathology processes in early 2004. To date, four major sites have been "DIANIZED." By the end of 2006, the Company expects to have nearly 80 percent of all our anatomic pathology work "DIANIZED."

Effective February 3, 2005, the Company completed its purchase of US LABS, a well respected provider of anatomic pathology and oncology testing located in Irvine, California. US LABS' sales were approximately $70 million in 2004. This acquisition increases the Company's capabilities in the cancer testing market and provides additional lab capacity on the West Coast.

During the fourth quarter of 2004, the Company entered into a multi-year agreement with Cytyc for their ThinPrep Imaging System. The ThinPrep Imaging System is the first fully integrated, interactive computer system that assists cytotechnologists and pathologists in the primary screening and diagnosis of ThinPrep Pap Test slides. The company intends to implement this state-of-the-art cervical cancer screening instrument by mid-2005.

The Company believes future performance will be positively affected by several factors: 1) The expansion of higher-value genomic tests such as Cystic Fibrosis, HCV and HIV genotyping, along with the continued growth of HIV viral load and HPV testing; 2) Transition to Cytyc's ThinPrep Imaging System; 3) Continued progress with existing licensing and business relationships (such as EXACT Sciences, Correlogic and BioPredictive); 4) The Company's ongoing business acquisition strategy; and 5) Growing demand for genomic testing creating a positive shift in test mix toward higher value testing.

On October 20, 2004, the Company's Board of Directors authorized and announced a stock repurchase program under which the Company may purchase up to an aggregate of $250.0 million of its common stock from time-to-time. It is the Company's intention to fund future purchases of its common stock with cash flow from operations.

Seasonality

Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume declines due to inclement weather may reduce net revenues and cash flows. Therefore, comparison of the results of successive quarters may not accurately reflect trends or results for the full year.

Results of Operations

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003.

Net sales for 2004 were $3,084.8 million, an increase of 4.9% from $2,939.4 million reported in the comparable 2003 period. Testing volume growth, measured by accessions, increased approximately 3.6% (primarily volume growth in genomic and esoteric testing of approximately 9.8% as well as volume growth of approximately 2.5% in the core business). Price per accession increased approximately 1.3% compared to 2003.

Cost of sales, which includes primarily laboratory and distribution costs, was $1,795.5 million for 2004 compared to $1,714.8 million in 2003, an increase of 4.7%. The increase in cost of sales is primarily the result of increases in volume discussed above. Cost of sales as a percentage of net sales was 58.2% for 2004 and 58.3% in 2003.

Selling, general and administrative expenses decreased to $649.1 million in 2004 from $651.8 million in 2003 representing a decrease of $2.7 million or 0.4%. As a percentage of net sales, selling, general and administrative expenses were 21.0% and 22.1% for the year ended 2004 and 2003, respectively. This decrease in selling, general and administrative expenses as a percentage of net sales is a result of the Company's cost control initiatives, as well as a reduced effective bad debt expense rate resulting from improved billing and collection performance.

The amortization of intangibles and other assets was $42.7 million and $37.6 million for 2004 and 2003, respectively. The increase in amortization expense is a result of licensed technology and other small business acquisitions.

During the fourth quarter of 2004, the Company recorded certain adjustments to previously recorded restructuring charges due to changes in estimates, resulting in a credit of approximately $0.9 million. During the third quarter of 2003, the Company recorded a pre-tax restructuring charge of $3.3 million in connection with the integration of DIANON. During the fourth quarter of 2003, the Company recorded a charge of $3.1 million, relating to the continuing integration of its recent acquisitions. The Company also recorded certain adjustments in the fourth quarter of 2003 to previously recorded restructuring charges due to changes in estimates, resulting in a credit of approximately $4.9 million.

Interest expense was $36.1 million in 2004 compared to $40.9 million in 2003. This decrease was a direct result of debt reductions following the Company's financing of the DIANON acquisition in 2003.

Income from investments in joint venture partnerships was $51.3 million for the year ended December 31, 2004 compared to $43.7 million for the year end December 31, 2003. This income represents the Company's ownership share in joint venture partnerships acquired as part of the Dynacare acquisition on July 25, 2002. A significant portion of this income is derived from investments in Ontario and Alberta, Canada, and is earned in Canadian dollars. The strengthening of the Canadian dollar versus the U.S. dollar during the year ended December 31, 2004 has had a positive impact on this income as well as the cash generated from the Canadian investments.

The provision for income taxes as a percentage of earnings before taxes was 41.0% in 2004 compared to 40.6% in 2003. The increase in the effective tax rate for 2004 is due to a $2.1 million state tax recovery during the third quarter of 2003.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002.

Net sales for 2003 were $2,939.4 million, an increase of 17.2% from $2,507.7 million reported in the comparable 2002 period. Testing volume growth, measured by accessions, increased approximately 11.7% and was affected by the acquisitions of Dynacare and DIANON as well as growth in the Company's esoteric test volumes (including HPV and cystic fibrosis). Price per accession increased approximately 5.5% compared to 2002. The growth in price was affected by this same shift in test mix and from shifts in histology testing which is primarily DIANON-related. These improvements were partially offset by the impact of severe winter weather during the first quarter of 2003 and physician strikes to protest rising malpractice insurance rates during the second quarter.

Cost of sales, which includes primarily laboratory and distribution costs, was $1,714.8 million for 2003 compared to $1,445.9 million in 2002, an increase of 18.6%. The increase in cost of sales is primarily the result of increases in volume and supplies due to recent acquisitions, growth in the base business and growth in esoteric and genomic testing (with significant increases in cystic fibrosis and HPV testing). Cost of sales as a percentage of net sales was 58.3% for 2003 and 57.7% in 2002, reflecting the additional infrastructure costs (facilities and personnel) of Dynacare and DIANON acquisitions.

Selling, general and administrative expenses increased to $651.8 million in 2003 from $585.5 million in 2002 representing an increase of $66.3 million or 11.3%. This increase resulted primarily from personnel and other costs as a result of the recent acquisitions. As a percentage of net sales, selling, general and administrative expenses were 22.1% and 23.3% for the year ended 2003 and 2002, respectively, reflecting the realization of synergies from the Dynacare and DIANON acquisitions, as well as the Company's reduction of its bad debt expense rate by approximately 130 basis points during 2003 as compared to 2002.

The amortization of intangibles and other assets was $37.6 million and $23.8 million for 2003 and 2002, respectively. The increase in amortization expense is a result of the acquisitions of Dynacare and DIANON.

The Company recorded pre-tax restructuring charges of $3.3 million and $17.5 million during the third quarters of 2003 and 2002, respectively, in connection with the integrations of DIANON and Dynacare, Inc. During the fourth quarter of 2003, the Company recorded a charge of $3.1 million, relating to the continuing integration of its recent acquisitions. The Company also recorded certain adjustments in the fourth quarter of 2003 to previously recorded restructuring charges due to changes in estimates, resulting in a credit of approximately $4.8 million.

Interest expense was $40.9 million in 2003 compared to $19.2 million in 2002. This increase was a direct result of the Company's financing of the DIANON acquisition.

Income from joint venture partnerships was $43.7 million for the year ended December 31, 2003 compared to $13.4 million for the year ended December 31, 2002. This income represents the Company's ownership share in joint venture partnerships acquired as part of the Dynacare acquisition on July 25, 2002. A significant portion of this income is derived from investments in Ontario and Alberta, Canada, and is earned in Canadian dollars. The strengthening of the Canadian dollar versus the U.S. dollar during the year ended December 31, 2003 has had a positive impact on this income as well as the cash generated from the Canadian investments.

The provision for income taxes as a percentage of earnings before taxes was 40.6% in 2003 compared to 41.1% in 2002. The decrease in the effective tax rate for 2003 is due to a $2.1 million state tax recovery during the third quarter of 2003.

Liquidity and Capital Resources

Net cash provided by operating activities was $538.1 million, $564.3 million and $444.9 million in 2004, 2003 and 2002, respectively. Cash flow from operations in 2004 was less than in 2003 due to approximately $50 million of one-time tax credits that were realized in 2003. Improvements in cash flow from operations primarily resulted from improved earnings, the expansion of the business through acquisitions, and the improvement of the Company's accounts receivable days' sales outstanding ("DSO") to 52 days at the end of 2004 from 53 days at the end of 2003. This improvement was due to Company-wide efforts to increase cash collections from all payers, as well as ongoing improvements to the claim submission processes. In addition, the Company continued to take steps necessary to improve DSO and cash collections by:

(1) conversion of decentralized billing locations, including former Dynacare locations, to a centralized billing system. During 2003, billing activity in numerous Dynacare sites was converted to the centralized billing system. In 2004, the Company substantially completed its conversion activities on the remaining Dynacare locations as well as its Salt Lake City, Reno, San Diego and Viro-Med facilities.
(2) continuing an initiative to reduce the number of requisitions received that are missing certain billing information. This initiative involves counting the number of clinical requisitions received from an ordering client, as well as determining what specific information was not provided. The Company then identifies root causes of why the information was missing and takes steps to ensure that information is provided in the future. These steps include re-educating clients as to what information is needed in order for the Company to bill and collect for the test.
(3) implementation of numerous initiatives related to self-pay accounts receivable. These include: i) collecting payment at the time of service; ii) increased training for billing personnel related to improving collections during phone calls and iii) review of bill design and frequency.

The Company utilizes a centralized billing system in the collection of substantially all of its accounts receivable. This system generates bills to customers based on the payer type. Client billing is typically generated monthly, whereas patient and third-party billing are typically generated on a daily basis. Agings of accounts receivable are then monitored by billing personnel and re-bills and follow-up activities are conducted as necessary. Bad debt expense is recorded within selling, general and administrative expenses as a percentage of sales considered necessary to maintain the allowance for doubtful accounts at an appropriate level, based on the Company's experience with its accounts receivable. The Company writes off accounts against the allowance for doubtful accounts when they are deemed to be uncollectible. For client billing, accounts are written off when all reasonable collection efforts prove to be unsuccessful. Patient accounts are written off after the normal dunning cycle has occurred and the account has been transferred to a third party collection agency. Third party and managed care accounts are written off when they exceed the payer's timely filing limits.

Capital expenditures were $95.0 million, $83.6 million and $74.3 million for 2004, 2003 and 2002, respectively. During 2004, the Company accelerated capital projects relating to its new financial system, and projects supporting its strategic initiatives centered around customer retention, scientific differentiation and managed care. The Company expects capital expenditures of approximately $110.0 to $125.0 million in 2005. The Company will continue to make important investments in information technology connectivity with its customers and financial systems. Such expenditures are expected to be funded by cash flow from operations as well as borrowings under the Company's revolving credit facilities.

In conjunction with the acquisition of DIANON, the Company's planned financing of the acquisition, and announced share repurchase plan, Standard and Poor's lowered its overall rating on the Company to BBB from BBB+ and Moody's issued a Baa3 rating to the Company's Senior Notes.

On January 13, 2005, the Company entered into a $350.0 senior credit facility with Credit Suisse First Boston and UBS Securities LLC, acting as Co-Lead Arrangers, and a group of financial institutions. This new five year credit facility replaced the existing $150.0 364-day revolving credit facility and the $200.0 three-year revolving credit facility which was amended on January 14, 2003 and was scheduled to expire on February 18, 2005. This credit facility bears interest at varying rates based upon the Company's credit rating with Standard & Poor's Ratings Services. The new facility also provides for an accordion feature to increase the facility up to an additional $150 million, with the consent of the lenders, if needed to support the Company's growth. There were no balances outstanding on the Company's senior credit facilities at December 31, 2004 and 2003.

On January 17, 2003, in conjunction with the acquisition of DIANON, the Company borrowed $350.0 million under the DIANON Bridge Loan Agreement with Credit Suisse First Boston, acting as Administrative Agent. On January 31, 2003, the Company sold $350.0 million aggregate principal amount of its 5.5% Senior Notes due February 1, 2013. Proceeds from the issuance of these Notes ($345.1 million), together with cash on hand was used to repay the $350.0 million principal amount of the Company's bridge loan facility, and as a result, the loan was terminated. During the first quarter of 2003, the Company entered into an interest rate swap agreement with a major financial institution, solely to manage its interest rate exposure on $175.0 million of its 5.5% Senior Notes. This swap agreement was terminated during June 2003 and resulted in net proceeds to the Company of $5.3 million.

On September 11, 2004, no holders of its zero coupon-subordinated notes elected to exercise their option to redeem their notes.

On February 3, 2005, the Company completed its acquisition of US LABS for approximately $155 million in cash on hand.

Pension Funding

During 2004, 2003 and 2002, the Company made contributions to its defined pension plan in the amounts of $60.0 million, $18.3 million and $18.3 million, respectively. The Company expects to contribute $24.0 million to its defined pension plan during 2005. See "Note 21 to the Consolidated Financial Statements" for a further discussion of the Company's pension and postretirement plans.

New Accounting Pronouncements

In December 2004, the Financial Standards Accounting Board (FASB) issued FAS 123(R), "Share-Based Payment" (revised 2004). This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Company has not finalized what, if any, changes may be made to its equity compensation plans in light of the accounting change, and therefore is not yet in a position to quantify its impact. The Company expects to announce the impact in connection with reporting its second quarter 2005 financial results. The impact on cash from operations of adopting the new accounting standard cannot be estimated at this time. See "Note 1 to Consolidated Financial Statements" for pro forma impact of expensing all equity-based compensation, which the Company believes would approximate the annual effect of adopting the new accounting standard. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

In December 2004, the FASB issued FAS 153, "Exchanges of Nonmonetary Assets." This Statement amends the guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions." That Statement is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception to nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company has not historically entered into a significant level of nonmonetary transactions and therefore does not expect that this standard will impact its financial position or results unless nonmonetary transactions are utilized in the future. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

Contractual Cash Obligations

	Payments Due by Period			
	Less than 1 Yr.	1-3 Yrs.	3-5 Yrs.	More than 5 Yrs.
Capital lease obligations	$ 3.4	$ 4.3	$ –	$ –
Operating lease obligations	61.4	82.2	42.9	40.4
Contingent future licensing payments[(a)]	22.7	32.9	0.3	0.4
Minimum royalty payments	5.8	12.0	11.0	3.7
Minimum purchase obligations	10.3	20.0	10.0	–
Scheduled principal on 5½% Senior Notes	–	–	–	350.0
Scheduled interest payments on 5½% Senior Notes	19.3	38.5	38.5	67.4
Zero coupon-subordinated notes[(b)]	–	552.0	–	–
Total contractual cash obligations[(c)]	$122.9	$741.9	$102.4	$461.9

(a) Contingent future licensing payments will be made if certain events take place, such as the launch of a specific test, the transfer of certain technology, and when specified revenue milestones are met.

(b) Holders of the zero coupon-subordinated notes may require the Company to purchase in cash all or a portion of their notes on September 11, 2006 and 2011 at prices ranging from $741.92 to $819.54 per note. Should the holders put the notes to the Company on any of the dates above, the Company believes that it will be able to satisfy this contingent obligation with cash on hand, borrowings on the revolving credit facility, and additional financing if necessary.

(c) The table does not include obligations under the Company's pension and post-retirement benefit plans which are included in "Note 21 to Consolidated Financial Statements." The Company expects to contribute approximately $24 million to its defined pension plan during 2005, although it is not legally required to do so. Benefits under the Company's postretirement medical plan are made when claims are submitted for payment, the timing of which are not practicable to estimate.

Off-Balance Sheet Arrangements

The Company does not have transactions or relationships with "special purpose" entities, and the Company does not have any off-balance sheet financing other than normal operating leases.

Other Commercial Commitments

At December 31, 2004, the Company provided letters of credit aggregating approximately $63.5 million, primarily in connection with certain insurance programs. These letters of credit are secured by the Company's senior credit facilities and are renewed annually, around mid-year.

Based on current and projected levels of operations, coupled with availability under its new senior credit facilities, the Company believes it has sufficient liquidity to meet both its short-term and long-term cash needs. For a discussion of the Company's zero coupon-subordinated notes, see "Note 12 to Consolidated Financial Statements." For a discussion of the Company's new senior credit facilities, see "Note 13 to Consolidated Financial Statements."

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts, pension expense, amortization lives for intangible assets, accruals for self-insurance reserves, income taxes and reserves for professional liability claims.

Allowances for Doubtful Accounts

Revenue is recognized for services rendered when test results are reported to the ordering physician and the testing process is complete. The Company's sales are generally billed to three types of payers – clients, patients and third parties, such as managed care companies, Medicare and Medicaid. For clients, sales are recorded on a fee-for-service basis at the Company's client list price, less any negotiated discount. Patient sales are recorded at the Company's patient fee schedule, net of any discounts negotiated with physicians on behalf of their patients. The Company bills third party payers in two ways – fee-for-service and capitated agreements. Fee-for-service third party payers are billed at the Company's patient fee schedule amount, and third party revenue is recorded net of contractual discounts. These discounts are recorded at the transaction level at the time of sale based on a fee schedule that is maintained for each third party payer. The majority of the Company's third party sales are recorded using an actual or contracted fee schedule at the time of sale. For the remaining third party sales, estimated fee schedules are maintained for each payer. Adjustments to the estimated payment amounts are recorded at the time of final collection and settlement of each transaction as an adjustment to revenue. These adjustments are not material to the Company's results of operations in any period presented. The Company periodically adjusts these estimated fee schedules based upon historical payment trends. Under capitated agreements with managed care companies, the Company recognizes revenue based on a negotiated monthly contractual rate for each member of the managed care plan, regardless of the number or costs of services performed.

The Company has a formal process to estimate and review the collectibility of its receivables based on the period of time they have been outstanding. Bad debt expense is recorded within selling, general and administrative expenses as a percentage of sales considered necessary to maintain the allowance for doubtful accounts at an appropriate level. The Company's process for determining the appropriate level of the allowance for doubtful accounts involves judgment, and considers such factors as the age of the underlying receivables, historical and projected collection experience, and other external factors that could affect the collectibility of its receivables. Accounts are written off against the allowance for doubtful accounts based on the Company's write-off policy (e.g., when they are deemed to be uncollectible). In the determination of the appropriate level of the allowance, accounts are progressively reserved based on the historical timing of cash collections relative to their respective aging categories within the Company's receivables. These collection and reserve processes, along with the close monitoring of the billing process, help reduce the risks of material revisions to reserve estimates resulting from adverse changes in collection or reimbursement experience.

The following table presents the percentage of the Company's net accounts receivable outstanding by aging category at December 31, 2004 and 2003:

Days Outstanding	**2004**	2003
0 – 30	**47.3%**	43.7%
31 – 60	**19.2%**	21.3%
61 – 90	**10.1%**	12.5%
91 – 120	**6.7%**	7.7%
121 – 150	**5.1%**	4.2%
151 – 180	**3.9%**	3.4%
181 – 270	**6.0%**	5.5%
271 – 360	**1.4%**	1.4%
Over 360	**0.3%**	0.3%

Pension Expense

The Company's net pension cost is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension costs may occur in the future due to changes in these assumptions. The key assumptions used in accounting for the defined benefit plans were a 6.0% discount rate and an 8.5% expected return on plan assets as of December 31, 2004.

In establishing its expected return on plan assets assumption, the Company reviews asset allocation considering plan maturity and develops return assumptions based on different asset classes adjusting for plan operating expenses. Actual asset over/under performance compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point change in the expected return assumption in the current year would have resulted in a change in pension expense of approximately $1.7 million.

Current year net pension cost was $11.3 million, a decrease of $4.9 million from 2003. Our actuaries have estimated that 2005 net pension cost should be comparable to or slightly less than fiscal 2004 net pension cost. Favorable asset performance in 2004 and contributions to plan assets will cause a reduction in net pension cost for fiscal 2005. However, the decrease in the discount rate assumption during fiscal 2004 will cause an offsetting increase in net pension cost for 2005.

Accruals for Self-insurance Reserves

Accruals for self-insurance reserves (including workers' compensation, auto and employee medical) are determined based on historical payment trends and claims history, along with current and estimated future economic conditions.

The Company is self-insured for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company records an accrual for such claims payable and claims incurred but not reported, based on an actuarial assessment of the accrual driven by frequency and amounts of claims, which is performed at least annually.

While management believes these estimates are reasonable and consistent, they are, by their very nature, estimates of amounts that will depend on future events. Accordingly, actual results could differ from these estimates. The Company's Audit Committee periodically reviews the Company's significant accounting policies. See "Note 1 to the Consolidated Financial Statements" for further discussion of significant accounting policies.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not.

FORWARD-LOOKING STATEMENTS

The Company has made in this report, and from time to time may otherwise make in its public filings, press releases and discussions by Company management, forward-looking statements concerning the Company's operations, performance and financial condition, as well as its strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and the Company claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere herein and in the Company's other public filings, press releases and discussions with Company management, including:

(1) changes in federal, state, local and third party payer regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party reimbursement for clinical laboratory testing;
(2) adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs;
(3) loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid or other federal, state or local agencies;
(4) failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act which may result in penalties and loss of licensure;
(5) failure to comply with HIPAA, which could result in significant fines;
(6) failure of third party payers to complete testing with the Company, or accept or remit transactions in HIPAA-required standard transaction and code set format, could result in an interruption in the Company's cash flow;
(7) increased competition, including price competition;
(8) changes in payer mix, including an increase in capitated managed-cost healthcare or the impact of a shift to consumer driven health plans;
(9) failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers;
(10) failure to integrate newly acquired businesses and the cost related to such integration;
(11) adverse results in litigation matters;
(12) inability to attract and retain experienced and qualified personnel;
(13) failure to maintain the Company's days sales outstanding levels;
(14) decrease in credit ratings by Standard & Poor's and/or Moody's;
(15) failure to develop or acquire licenses for new or improved technologies, or if customers use new technologies to perform their own tests;
(16) inability to commercialize newly licensed tests or technologies or to obtain appropriate reimbursement for such tests, which could result in impairment in the value of certain capitalized licensing costs;
(17) inability to obtain and maintain adequate patent and other proprietary rights protection of the Company's products and services and successfully enforce the Company's proprietary rights;
(18) the scope, validity and enforceability of patents and other proprietary rights held by third parties which might have an impact on the Company's ability to develop, perform, or market the Company's tests or operate its business;
(19) failure in the Company's information technology systems resulting in an increase in testing turnaround time or billing processes or the failure to meet future regulatory or customer information technology and connectivity requirements;
(20) liabilities that result from the inability to comply with new Corporate governance requirements; and
(21) failure by the Company to comply with the Sarbanes-Oxley Act of 2002, including Section 404 of that Act which requires management to report on, and our independent registered public accounting firm to attest to and report on, our internal controls.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that has included in the past, the use of derivative financial instruments such as interest rate swap agreements. The Company had an interest rate swap agreement with a major financial institution, solely to manage its interest rate exposure on $175.0 million of its 5½% senior notes. This swap agreement was terminated during June 2003 and the Company received net proceeds of $5.3 million. Although, as set forth below, the Company's zero coupon-subordinated notes contain features that are considered to be embedded derivative instruments, the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

The Company's zero coupon-subordinated notes contain the following two features that are considered to be embedded derivative instruments under SFAS No. 133:

(1) The Company will pay contingent cash interest on the zero coupon-subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.

(2) Holders may surrender zero coupon-subordinated notes for conversion during any period in which the rating assigned to the zero coupon-subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Based upon independent appraisals, these embedded derivatives had no fair market value at December 31, 2004.

Borrowings under the Company's revolving credit facility are subject to variable interest rates, unless fixed through interest rate swap or other agreements.

Two of the Company's joint venture partnerships operate in Canada and remit the Company's share of partnership income in Canadian Dollars. Accordingly, the cash flow received from these affiliates is subject to a certain amount of foreign currency exchange risk.

Management's Report on Internal Control Over Financial Reporting

Laboratory Corporation of America® Holdings 2004

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the Company's evaluation under the framework in *Internal Control – Integrated Framework* issued by the COSO, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

The Company management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein with its report immediately preceding our audited financial statements.

Thomas P. Mac Mahon
Chairman, President and Chief Executive Officer

Wesley R. Elingburg
Executive Vice President,
Chief Financial Officer and Treasurer

To the Board of Directors and Shareholders of Laboratory Corporation of America Holdings:

We have completed an integrated audit of Laboratory Corporation of America Holdings' 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Laboratory Corporation of America Holdings and its subsidiaries (the Company) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Greensboro, North Carolina
March 1, 2005

Consolidated Balance Sheets

Laboratory Corporation of America® Holdings 2004

December 31,	2004	2003
(In Millions, Except Per Share Data)		
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 186.8**	$ 103.0
Short-term investments	**20.0**	20.0
Accounts receivable, net	**441.4**	432.5
Supplies inventories	**61.5**	47.0
Prepaid expenses and other	**29.2**	36.3
Deferred income taxes	**1.1**	19.1
Total current assets	**740.0**	657.9
Property, plant and equipment, net	**360.0**	361.3
Goodwill	**1,300.4**	1,285.9
Intangible assets, net	**557.0**	571.4
Investments in joint venture partnerships	**548.5**	505.3
Other assets, net	**95.0**	33.1
Total assets	**$3,600.9**	$3,414.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 85.3**	$ 73.0
Accrued expenses and other	**215.4**	176.1
Zero coupon-subordinated notes	**–**	523.2
Current portion of long-term debt	**0.1**	0.3
Total current liabilities	**300.8**	772.6
Zero coupon-subordinated notes	**533.7**	–
5½% senior notes	**353.4**	353.8
Long-term debt, less current portion	**2.2**	2.5
Capital lease obligations	**2.9**	4.4
Deferred income taxes	**321.0**	273.4
Other liabilities	**87.6**	112.3
Total liabilities	**1,601.6**	1,519.0
Commitments and contingent liabilities	**–**	–
Shareholders' equity		
Preferred Stock, $0.10 par value: 30.0 shares authorized, shares issued: none		
Common stock, $0.10 par value: 265.0 shares authorized; 150.7 and 148.9 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	**15.1**	14.9
Additional paid-in capital	**1,504.1**	1,440.9
Retained earnings	**950.1**	587.1
Treasury stock at cost; 14.5 and 5.5 shares at December 31, 2004 and December 31, 2003, respectively	**(544.2)**	(159.3)
Unearned restricted stock compensation	**(7.5)**	(22.4)
Accumulated other comprehensive earnings	**81.7**	34.7
Total shareholders' equity	**1,999.3**	1,895.9
Total liabilities and shareholders' equity	**$3,600.9**	$3,414.9

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Laboratory Corporation of America® Holdings 2004

Years Ended December 31,	**2004**	2003	2002
(In Millions, Except Per Share Data)			
Net sales	**$3,084.8**	$2,939.4	$2,507.7
Cost of sales	**1,795.5**	1,714.8	1,445.9
Gross profit	**1,289.3**	1,224.6	1,061.8
Selling, general and administrative expenses	**649.1**	651.8	585.5
Amortization of intangibles and other assets	**42.7**	37.6	23.8
Restructuring and other special charges	**(0.9)**	1.5	17.5
Operating income	**598.4**	533.7	435.0
Other income (expenses):			
Interest expense	**(36.1)**	(40.9)	(19.2)
Income from joint venture partnerships, net	**51.3**	43.7	13.4
Investment income	**3.5**	5.1	3.7
Other, net	**(1.8)**	(1.2)	(0.6)
Earnings before income taxes	**615.3**	540.4	432.3
Provision for income taxes	**252.3**	219.4	177.7
Net earnings	**$ 363.0**	$ 321.0	$ 254.6
Basic earnings per common share	**$ 2.60**	$ 2.23	$ 1.78
Diluted earnings per common share	**$ 2.45**	$ 2.11	$ 1.69

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Laboratory Corporation of America® Holdings 2004

(In Millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Restricted Stock Compensation	Accumulated Other Comprehensive Earnings (Loss)	Total Shareholders' Equity
BALANCE AT DECEMBER 31, 2001	141.1	$14.2	$1,081.7	$ 11.5	$ –	$(13.2)	$ (8.8)	$1,085.4
Comprehensive earnings:								
Net earnings	–	–	–	254.6	–	–	–	254.6
Other comprehensive loss:								
Foreign currency translation adjustments	–	–	–	–	–	–	2.3	2.3
Minimum pension liability adjustment	–	–	–	–	–	–	(43.2)	(43.2)
Tax effect of other comprehensive loss adjustments	–	–	–	–	–	–	19.8	19.8
Comprehensive earnings								233.5
Issuance of common stock	1.7	0.1	18.2	–	–	–	–	18.3
Issuance of restricted stock awards	–	–	40.9	–	–	(40.9)	–	–
Surrender of restricted stock awards	–	–	–	–	(4.4)	–	–	(4.4)
Issuance of common stock and assumption of stock options in connection with acquisition, (net of forfeitures)	5.0	0.5	249.7	–	–	(1.6)	–	248.6
Amortization of unearned restricted stock compensation	–	–	–	–	–	14.3	–	14.3
Income tax benefit from stock options exercised	–	–	16.0	–	–	–	–	16.0
BALANCE AT DECEMBER 31, 2002	147.8	14.8	1,406.5	266.1	(4.4)	(41.4)	(29.9)	1,611.7
Comprehensive earnings:								
Net earnings	–	–	–	321.0	–	–	–	321.0
Other comprehensive loss:								
Foreign currency translation adjustments	–	–	–	–	–	–	87.8	87.8
Minimum pension liability adjustment	–	–	–	–	–	–	19.6	19.6
Tax effect of other comprehensive loss adjustments	–	–	–	–	–	–	(42.8)	(42.8)
Comprehensive earnings								385.6
Issuance of common stock	1.1	0.1	21.3	–	–	–	–	21.4
Issuance of restricted stock awards	–	–	0.2	–	–	(0.2)	–	–
Cancellation of restricted stock awards	–	–	(1.1)	–	–	1.1	–	–
Amortization of unearned restricted stock compensation	–	–	–	–	–	18.1	–	18.1
Income tax benefit from stock options exercised	–	–	5.5	–	–	–	–	5.5
Assumption of vested stock options in connection with acquisition	–	–	8.5	–	–	–	–	8.5
Purchase of common stock	–	–	–	–	(154.9)	–	–	(154.9)
BALANCE AT DECEMBER 31, 2003	148.9	14.9	1,440.9	587.1	(159.3)	(22.4)	34.7	1,895.9
Comprehensive earnings:								
Net earnings	–	–	–	363.0	–	–	–	363.0
Other comprehensive loss:								
Foreign currency translation adjustments	–	–	–	–	–	–	40.3	40.3
Minimum pension liability adjustment	–	–	–	–	–	–	35.6	35.6
Tax effect of other comprehensive loss adjustments	–	–	–	–	–	–	(28.9)	(28.9)
Comprehensive earnings								410.0
Issuance of common stock	1.8	0.2	51.5	–	–	–	–	51.7
Issuance of restricted stock awards	–	–	0.7	–	–	(0.7)	–	–
Surrender of restricted stock awards	–	–	–	–	(6.8)	–	–	(6.8)
Cancellation of restricted stock awards	–	–	(0.1)	–	–	0.1	–	–
Amortization of unearned restricted stock compensation	–	–	–	–	–	15.5	–	15.5
Income tax benefit from stock options exercised	–	–	11.1	–	–	–	–	11.1
Purchase of common stock	–	–	–	–	(378.1)	–	–	(378.1)
BALANCE AT DECEMBER 31, 2004	**150.7**	**$15.1**	**$1,504.1**	**$950.1**	**$(544.2)**	**$ (7.5)**	**$81.7**	**$1,999.3**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Laboratory Corporation of America® Holdings 2004

Years Ended December 31,	2004	2003	2002
(In Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	**$ 363.0**	$ 321.0	$ 254.6
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**138.8**	135.6	101.8
Stock compensation	**15.5**	18.1	14.3
Loss on sale of assets	**1.0**	0.2	0.6
Accreted interest on zero coupon-subordinated notes	**10.5**	10.3	10.1
Cumulative earnings in excess of distribution from joint venture partnerships	**(3.5)**	(5.7)	–
Deferred income taxes	**38.9**	86.3	28.9
Change in assets and liabilities (net of effects of acquisitions):			
(Increase) decrease in accounts receivable (net)	**(8.9)**	(6.0)	11.1
Increase in inventories	**(13.7)**	(0.1)	(1.5)
Decrease (increase) in prepaid expenses and other	**7.0**	(8.5)	(12.5)
Increase (decrease) in accounts payable	**12.3**	(15.6)	(7.8)
Increase (decrease) in accrued expenses and other	**(22.8)**	28.7	45.3
Net cash provided by operating activities	**538.1**	564.3	444.9
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	**(95.0)**	(83.6)	(74.3)
Proceeds from sale of assets	**1.8**	1.0	1.8
Deferred payments on acquisitions	**(6.7)**	(17.7)	(21.0)
Proceeds from sale of marketable securities	**–**	50.4	–
Distributions from joint venture partnerships in excess of cumulative earnings	**–**	1.9	1.5
Purchases of short-term investments	**(35.0)**	(20.0)	–
Proceeds from sale of short-term investments	**35.0**	–	–
Acquisition of licensing technology	**(7.9)**	(15.0)	(15.0)
Acquisition of businesses, net of cash acquired	**(32.1)**	(647.5)	(261.9)
Net cash used for investing activities	**$(139.9)**	$(730.5)	$(368.9)

Consolidated Statements of Cash Flows

Laboratory Corporation of America® Holdings 2004

Years Ended December 31,	**2004**	2003	2002
(In Millions)			
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from bridge loan	**$ –**	$350.0	$ –
Payments on bridge loan	**–**	(350.0)	–
Proceeds from credit facilities	**–**	275.0	330.0
Payments on credit facilities	**–**	(275.0)	(330.0)
Proceeds from senior note offering	**–**	350.0	–
Payments on other long-term debt	**(0.4)**	(0.7)	(204.6)
Payment of debt issuance costs	**–**	(7.3)	(3.2)
Termination of interest rate swap agreement	**–**	5.3	19.6
Payments on long-term lease obligations	**(1.5)**	(1.1)	(1.1)
Purchase of common stock	**(368.1)**	(154.9)	–
Net proceeds from issuance of stock to employees	**56.3**	21.0	18.2
Net cash provided by (used for) financing activities	**(313.7)**	212.3	(171.1)
Effect of exchange rate changes on cash and cash equivalents	**(0.7)**	0.5	2.3
Net increase (decrease) in cash and cash equivalents	**83.8**	46.6	(92.8)
Cash and cash equivalents at beginning of year	**103.0**	56.4	149.2
Cash and cash equivalents at end of year	**186.8**	103.0	56.4
Supplemental schedule of cash flow information:			
Cash paid during period for:			
Interest	**$ 19.3**	$ 12.1	$ 1.5
Income taxes, net of refunds	**170.7**	107.9	135.0
Disclosure of non-cash financing and investing activities:			
Issuance of restricted stock awards	**0.7**	0.2	40.9
Assumption of vested stock options in connection with acquisition	**–**	8.5	5.0
Surrender of restricted stock awards	**6.8**	–	4.4
Issuance of common stock in acquisitions	**–**	–	245.6
Accrued repurchases of common stock	**10.0**	–	–

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in millions, except per share data)

Note 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:
Laboratory Corporation of America Holdings with its subsidiaries (the "Company") is the second largest independent clinical laboratory company in the United States based on 2004 net revenues. Through a national network of laboratories, the Company offers a broad range of testing services used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

Since its founding in 1971, the Company has grown into a network of 32 primary laboratories and over 1,300 service sites consisting of branches, patient service centers and STAT laboratories. With approximately 23,500 employees, the Company processes tests on more than 355,000 patient specimens daily and provides clinical laboratory testing services in all 50 states, the District of Columbia, Puerto Rico and two provinces in Canada. The Company operates in one business segment.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries for which it exercises control. Long-term investments in affiliated companies in which the Company owns greater than 20%, and therefore exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which the Company does not exercise significant influence (generally, when the Company has an investment of less than 20% and no representation on the Company's Board of Directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. The Company does not have any variable interest entities or special purpose entities whose financial results are not included in the consolidated financial statements.

On January 17, 2003, the Company completed the acquisition of DIANON, a leading provider of anatomic pathology and oncology testing services. On July 25, 2002, the Company completed the acquisition of Dynacare, a provider of clinical laboratory testing services. Disclosure of certain business combination transactions is included in Notes 2 and 3 – "Business Acquisitions."

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other Comprehensive Earnings."

Cash Equivalents:
Cash equivalents (primarily investments in money market funds, time deposits, commercial paper and Eurodollars which have original maturities of three months or less at the date of purchase) are carried at cost which approximates market.

Short-Term Investments:
Short-term investments (U.S. Government Agency securities with original maturities between six and twelve months) are carried at cost which approximates market. It is the intent of the Company to hold these investments until they mature or are called by the issuer.

(Dollars in millions, except per share data)

Inventories:

Inventories, consisting primarily of purchased laboratory supplies, are stated at the lower of cost (first-in, first-out) or market.

Derivative Financial Instruments:

Interest rate swap agreements, which have been used by the Company from time to time in the management of interest rate exposure, are accounted for at fair value. Amounts to be paid or received under such agreements are recognized as interest income or expense in the periods in which they accrue.

The Company's zero coupon-subordinated notes contain the following two features that are considered to be embedded derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities":

(1) The Company will pay contingent cash interest on the zero coupon-subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.

(2) Holders may surrender zero coupon-subordinated notes for conversion during any period in which the rating assigned to the zero coupon-subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Based upon independent appraisals, these embedded derivatives had no fair market value at December 31, 2004 and 2003.

Property, Plant and Equipment:

Property, plant and equipment are recorded at cost. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation and amortization expense is computed on all classes of assets based on their estimated useful lives, as indicated below, using principally the straight-line method.

	Years
Buildings and building improvements	35
Machinery and equipment	3-10
Furniture and fixtures	5-10

Leasehold improvements and assets held under capital leases are amortized over the shorter of their estimated lives or the term of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in operations.

Capitalized Software Costs:

The Company capitalizes purchased software which is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

(Dollars in millions, except per share data)

Debt Issuance Costs:
The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the terms of the related debt.

Professional Liability:
The Company is self-insured for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company records a reserve for such asserted and estimated unasserted claims based on actuarial assessments of future settlement and legal defense costs.

Fair Value of Financial Instruments:
The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero coupon-subordinated notes, based on market pricing, was approximately $501.3 and $465.6 as of December 31, 2004 and 2003, respectively.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The total cash balances on deposit that exceeded the balances insured by the F.D.I.C., were approximately $170.7 at December 31, 2004. Cash equivalents at December 31, 2004, totaled $157.0, which includes amounts invested in treasury bills and short-term bonds.

Substantially all of the Company's accounts receivable are with companies and individuals in the healthcare industry. However, concentrations of credit risk are limited due to the number of the Company's clients as well as their dispersion across many different geographic regions.

Accounts receivable balances (gross) from Medicare and Medicaid were $107.9 and $100.4 at December 31, 2004 and 2003, respectively.

Revenue Recognition:
Sales are recognized on the accrual basis at the time test results are reported, which approximates when services are provided. Services are provided to certain patients covered by various third-party payer programs including the Managed Care, and Medicare and Medicaid programs. Billings for services under third-party payer programs are included in sales net of allowances for contractual discounts and allowances for differences between the amounts billed and estimated program payment amounts. Adjustments to the estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue. In 2004, 2003 and 2002, approximately 20%, 19%, and 16%, respectively, of the Company's revenues were derived from tests performed for the beneficiaries of the Medicare and Medicaid programs. The Company has capitated agreements with certain managed care customers and recognizes related revenue based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the number or cost of services provided by the Company. In 2004, 2003 and 2002, approximately 4%, 4%, and 5%, respectively, of the Company's revenues were derived from these capitated agreements.

(Dollars in millions, except per share data)

Income Taxes:

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not.

Stock Splits:

On May 10, 2002, the Company effected a two-for-one stock split through the issuance of a stock dividend of one new share of common stock for each share of common stock held by shareholders of record on May 3, 2002. All references to common stock, common shares outstanding, average number of common shares outstanding, stock options, restricted shares and per share amounts in the Consolidated Financial Statements and Notes to Consolidated Financial Statements have been restated to reflect common stock splits and the reverse split on a retroactive basis.

Stock Compensation Plans:

The Company accounts for its employee stock option plans using the intrinsic method under APB Opinion No. 25 and related Interpretations. Accordingly, compensation for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company's employee stock purchase plan is also accounted for under APB Opinion No. 25 and is treated as non-compensatory.

The Company applies the provisions of APB Opinion No. 25 in accounting for its employee stock option and stock purchase plans and, accordingly, no compensation cost has been recognized for these plans in the financial statements. Had the Company determined compensation cost based on the fair value method as defined in SFAS No. 123, the impact on the Company's net earnings on a pro forma basis is indicated below:

Years Ended December 31,		2004	2003	2002
Net earnings, as reported		**$363.0**	$321.0	$254.6
Add: Restricted stock-based compensation under APB 25, net of related tax effects		**9.1**	10.7	8.4
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects		**(29.9)**	(35.9)	(29.1)
Pro-forma net income		**$342.2**	$295.8	$233.9
Basic earnings per common share	As reported	**$ 2.60**	$ 2.23	$ 1.78
	Pro forma	**2.45**	2.05	1.64
Diluted earnings per common share	As reported	**$ 2.45**	$ 2.11	$ 1.69
	Pro forma	**2.27**	1.91	1.52

The pro forma weighted average fair values at date of grant for options issued during 2004, 2003 and 2002 were $13.66, $13.43 and $23.50, respectively, and were estimated using the Black-Scholes option pricing model. Weighted average assumption for the expected life in years were 3 years, 7 years and 7 years for the years ended December 31, 2004, 2003 and 2002 respectively. Weighted average assumptions for the volatility and dividend yield were .5 and 0% for each of the three years ended December 31, 2004. Interest rate assumptions were 3.5%, 3.2% and 3.0% for the years ended December 31, 2004, 2003 and 2002, respectively. Compensation cost for restricted stock awards is recorded by allocating their aggregate grant date fair value over their vesting period.

(Dollars in millions, except per share data)

Earnings per Share:

Basic earnings per share is computed by dividing net earnings, less preferred stock dividends and accretion, by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings including the impact of dilutive adjustments by the weighted average number of common shares outstanding plus potentially dilutive shares, as if they had been issued at the beginning of the period presented. Potentially dilutive common shares result primarily from the Company's outstanding stock options, restricted stock awards, and shares issuable upon conversion of zero-coupon subordinated notes.

The following represents a reconciliation of basic earnings per share to diluted earnings per share:

Years Ended December 31,		**2004**			2003			2002	
(Shares in Millions)	**Income**	**Shares**	**Per Share Amount**	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:									
Net earnings	**$363.0**	**139.4**	**$2.60**	$321.0	144.0	$2.23	$254.6	142.8	$1.78
Stock options	**–**	**0.9**		–	0.4		–	0.6	
Restricted stock awards	**–**	**0.4**		–	0.3		–	0.8	
Interest on convertible debt, net of tax	**6.2**	**10.0**		6.0	10.0		6.0	10.0	
Diluted earnings per share:									
Net earnings including impact of dilutive adjustments	**$369.2**	**150.7**	**$2.45**	$327.0	154.7	$2.11	$260.6	154.2	$1.69

The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

Years Ended December 31,	**2004**	2003	2002
Stock options	**1.5**	3.9	2.0

In September 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." Under the EITF's conclusion, contingently convertible shares attached to a debt instrument are to be included in the calculation of diluted earnings per share regardless of whether or not the contingency has been met. Historically the Company followed the guidance of paragraph 30 of SFAS No. 128, "Earnings Per Share," and excluded contingently convertible shares relating to its zero coupon-subordinated notes from its calculations of diluted earnings per share. The EITF consensus supersedes the accounting under SFAS No. 128 and, accordingly, the Company has adopted the provisions of EITF No 04-8 for its zero coupon-subordinated notes – including the retroactive restatement of all diluted earnings per share calculations for all periods presented. Diluted earnings per share as previously stated were $2.22, and $1.77 for the years ended 2003 and 2002, respectively. Diluted weighted average shares outstanding were 144.8 and 144.2 for 2003 and 2002, respectively.

(Dollars in millions, except per share data)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts and deferred tax assets, amortization lives for intangible assets and accruals for self-insurance reserves. The allowance for doubtful accounts is determined based on historical collection trends, the aging of accounts, current economic conditions and regulatory changes. Actual results could differ from those estimates.

Long-Lived Assets:

Goodwill is evaluated for impairment by applying a fair value based test on an annual basis and more frequently if events or changes in circumstances indicate that the asset might be impaired.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the level for which there are identifiable cash flows by a comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value.

The Company completed an annual impairment analysis of its indefinite lived assets, including goodwill, and has found no instances of impairment as of December 31, 2004.

Intangible Assets:

Prior to July 1, 2001, the cost of acquired businesses in excess of the fair value of net assets acquired was recorded as goodwill and amortized on the straight-line basis ranging from 20 to 40 years. Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." This standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized and are to be reviewed for impairment annually based on an assessment of fair value. Other intangibles (patents and technology, customer lists and non-compete agreements), are amortized on a straight-line basis over the expected periods to be benefited, such as legal life for patents and technology, 10 to 25 years for customer lists and contractual lives for non-compete agreements. With the adoption of SFAS No. 142, the Company reassessed the useful lives of these intangible assets and determined that no changes were necessary.

Research and Development:

In August 2003, the Company formed a new, majority-owned subsidiary with a former owner of the Company's subsidiary, National Genetics Institute, Inc. In conjunction with the formation of this subsidiary, the principals entered into a two-year joint venture agreement whereby the Company will fund a total of $3.0 for research and development efforts to be conducted on behalf of the newly formed subsidiary. It is the Company's policy to expense all research and development costs when incurred. As of December 31, 2004, the Company had incurred approximately $1.4 in costs associated with this venture.

(Dollars in millions, except per share data)

Reclassifications:
Certain amounts in the prior year's financial statements have been reclassified to conform with the current year presentation. In connection with the preparation of these financial statements, we concluded that it was appropriate to classify certain securities with original maturities exceeding three months as short-term investments. Previously, such investments had been classified as cash and cash equivalents. Accordingly, we have revised the classification to report these securities as short-term investments in a separate line item on our Consolidated Balance Sheet as of December 31, 2003. We have also made corresponding adjustments to our Consolidated Statement of Cash Flows for the period ended December 31, 2003, to reflect the gross purchases of these securities as investing activities rather than as a component of cash and cash equivalents. This change in classification does not affect previously reported cash flows from operations or from financing activities in our previously reported Consolidated Statements of Cash Flows, or our previously reported Consolidated Statements of Income for any period.

Note 2
BUSINESS ACQUISITION – DIANON SYSTEMS, INC.

On January 17, 2003, the Company completed the acquisition of all of the outstanding shares of DIANON Systems, Inc. (DIANON) for $47.50 per share in cash, or approximately $596.0 including transaction fees and expenses, and converted approximately 390,000 vested DIANON employee stock options into approximately 690,000 vested Company options valued at $8.5. The transaction total of approximately $604.5 was funded by a combination of cash on hand, borrowings under the Company's senior credit facilities and a bridge loan facility.

DIANON is a leading provider of anatomic pathology and oncology testing services in the U.S. and had 2001 revenues of approximately $125.7. DIANON had approximately 1,100 employees at the closing date of the acquisition and processed more than 8,000 samples per day in one main testing facility and four regional labs.

The acquisition of DIANON was accounted for under the purchase method of accounting. As such, the cost to acquire DIANON has been allocated to the assets and liabilities acquired based on estimated fair values as of the closing date. The consolidated financial statements include the results of operations of DIANON subsequent to the closing of the acquisition.

The following table summarizes the Company's purchase price allocation related to the acquisition of DIANON based on the fair value of the assets acquired and liabilities assumed on the acquisition date.

	Fair Values as of January 17, 2003
Current assets	$ 87.7
Property, plant and equipment	28.3
Goodwill	355.5
Identifiable intangible assets	271.5
Other assets	3.0
Total assets acquired	746.0
Current liabilities	$ 33.1
Other liabilities	108.4
Total liabilities assumed	141.5
Net assets acquired	$604.5

As a result of this acquisition, the Company recorded an addition to non-deductible goodwill of approximately $355.5, an addition to customer lists of approximately $227.8 (expected period of benefit of 30 years, non-deductible for tax) and an addition to trade names of approximately $43.7 (expected period of benefit of 15 years, non-deductible for tax).

(Dollars in millions, except per share data)

The Company believes that it is now in a position nationally to offer to both primary care physicians and specialists such as oncologists, urologists and gastroenterologists, the broadest range of leading-edge anatomic, genomic and clinical testing technology for the large and rapidly growing cancer diagnostic market.

Note 3
BUSINESS ACQUISITION – DYNACARE INC.

On July 25, 2002, the Company completed the acquisition of all of the outstanding stock of Dynacare Inc. in a combination cash and stock transaction with a combined value of approximately $496.4 including transaction costs. The Company also converted approximately 553,958 unvested Dynacare stock options into 297,013 unvested Company options to acquire shares of the Company at terms comparable to those under the predecessor Dynacare plan. This conversion of outstanding unvested options increased the non-cash consideration of the transaction by approximately $5.0 and resulted in the recording of initial deferred compensation of approximately $2.5. In conjunction with this acquisition, the Company repaid Dynacare's existing $204.4 of senior subordinated unsecured notes, including a call premium of approximately $7.0. The transaction was financed by issuing approximately 4.9 million shares of the Company's common stock, valued at approximately $245.6, assuming unvested Dynacare options valued at $5.0, and using $245.8 in available cash and the proceeds of a $150.0 bridge loan and borrowings of $50.0 under the Company's $300.0 senior credit facilities.

The Company terminated a number of interest rate swap agreements related to Dynacare's existing senior subordinated unsecured notes. The $19.6 the Company received upon termination of these swap agreements was included in the estimated fair value of the net assets acquired as of July 25, 2002.

Dynacare had 2001 revenues of approximately $238.0 and had approximately 6,300 employees at the closing date of the acquisition. Dynacare operated in 21 states and two provinces in Canada with 24 primary laboratories, 2 esoteric laboratories, 115 rapid response labs and 302 patient service centers.

The acquisition of Dynacare was accounted for under the purchase method of accounting. As such, the cost to acquire Dynacare has been allocated to the assets and liabilities acquired based on fair values as of the closing date. The consolidated financial statements include the results of operations of Dynacare subsequent to the closing of the acquisition.

The following table summarizes the Company's purchase price allocation related to the acquisition of Dynacare based on the fair value of the assets acquired and liabilities assumed on the acquisition date.

	Fair Values as of July 25, 2002
Current assets	$100.2
Property, plant and equipment	48.0
Goodwill	173.3
Identifiable intangible assets	52.5
Investment in equity affiliates	402.1
Other assets	23.2
Deferred compensation	2.5
Total assets acquired	801.8
Current liabilities	$268.1
Long-term debt	12.9
Other liabilities	24.4
Total liabilities assumed	305.4
Net assets acquired	$496.4

As a result of this acquisition, the Company recorded an addition to non-deductible goodwill of approximately $173.3 and an addition to customer lists of approximately $52.5 (expected period of benefit of 15 years). The investments in equity affiliates include $341.7 of Canadian licenses (with an indefinite life and deductible for tax).

(Dollars in millions, except per share data)

The Company believes that the acquisition of Dynacare enhances its ability to provide health coverage in the United States and Canada by expanding its customer base and service capabilities. The Company believes that the price paid for the outstanding shares of Dynacare was competitive with market conditions existing at the time.

The following unaudited pro forma combined financial information for the years ended December 31, 2003 and 2002 assumes that the DIANON and Dynacare, Inc. acquisitions which were closed by the Company on January 17, 2003 and July 25, 2002, respectively, were acquired at the beginning of each period presented.

Years Ended December 31,	2003	2002
Net sales	$2,947.4	$2,867.7
Net earnings	321.1	255.3
Diluted earnings per common share	$ 2.22	$ 1.73

Note 4 INVESTMENTS IN JOINT VENTURE PARTNERSHIPS

At December 31, 2004 (as a result of the Dynacare acquisition) the Company had investments in the following joint venture partnerships:

Location	Net Investment	Percentage Interest Owned
Milwaukee, Wisconsin	$ 3.4	50.00%
Ontario, Canada	$493.0	72.99%
Alberta, Canada	$ 52.1	43.37%

Each of the joint venture agreements that govern the conduct of business of these partnerships mandates unanimous agreement between partners on all major business decisions as well as providing other participating rights to each partner. These partnerships, including the Ontario, Canada partnership, are accounted for under the equity method of accounting, as the Company does not have control of these three partnerships, due to the participating rights afforded to all partners in each agreement. The Company has no material obligations or guarantees to, or in support of, these unconsolidated joint ventures and their operations.

Condensed financial information for the Ontario, Canada equity affiliate as of December 31, 2004 and 2003 and for years then ended are as follows:

	2004	2003
As of December 31:		
Current assets	**$ 27.5**	$ 20.8
Other assets	**109.3**	99.2
Total assets	**136.8**	120.0
Total liabilities	**16.5**	14.5
Shareholders' equity	**120.3**	105.5
Total liabilities and shareholders' equity	**$136.8**	$120.0
For the period January 1–December 31:		
Net sales	**$158.2**	$133.9
Gross profit	**$ 87.3**	$ 74.0
Net earnings	**$ 57.1**	$ 48.5

Note 5 INTEGRATION OF DYNACARE AND DIANON

During the third quarter of 2002, the Company finalized its plan related to the integration of Dynacare's U.S. operations into the Company's service delivery network. The plan focuses on reducing redundant facilities, while maintaining a focus on providing excellent customer service. A reduction in staffing will occur as the Company executes the integration plan and consolidates duplicate or overlapping functions and facilities. Employee groups being affected as a result of this plan include those involved in the collection and testing of specimens, as well as administrative and other support functions.

(Dollars in millions, except per share data)

In connection with the Dynacare integration plan, the Company recorded $14.6 of costs associated with the execution of the plan. The majority of these integration costs related to employee severance and contractual obligations associated with leased facilities and equipment. Of the total costs indicated above, $12.1 related to actions that impact the employees and operations of Dynacare, and was accounted for as a cost of the Dynacare acquisition and included in goodwill. Of the $12.1, $6.0 related to employee severance benefits for approximately 722 employees, with the remainder primarily related to contractual obligations associated with leased facilities and equipment. In addition, the Company recorded restructuring expense of $2.5, relating to integration costs of actions that impact the Company's existing employees and operations. Of this amount $1.0 related to employee severance benefits for approximately 78 employees, with the remainder primarily related to contractual obligations associated with leased facilities and equipment.

The Company also recorded a special bad debt provision of approximately $15.0 related to the acquired Dynacare accounts receivable balance. This provision, based on Company experience, was made in anticipation of changes in staffing and collection procedures that will occur as the Company converts Dynacare customers to LabCorp's billing system and related customer service organization.

In connection with the DIANON integration plan, the Company recorded $20.8 of costs associated with the execution of the plan. The majority of these integration costs related to contractual obligations associated with leased facilities and equipment ($12.7) and employee severance ($8.1). These costs were accounted for as costs of the DIANON acquisition.

During the third and fourth quarters of 2003, the Company recorded a pre-tax restructuring charge totaling $6.4 in connection with the continuing integration of its recent acquisitions. Substantially all of this charge relates to the fair value of employee severance benefits for approximately 730 employees.

The Company also recorded certain adjustments in the fourth quarter of 2003 to previously recorded restructuring charges due to changes in estimates, resulting in a net credit of approximately $4.9.

Note 6
RESTRUCTURING AND NON-RECURRING CHARGES

The following represents the Company's restructuring activities for each of the years in the three years ended December 31, 2004:

	Severance Costs	Lease and Other Facility Costs	Total
Balance at January 1, 2002	$ 0.2	$15.8	$16.0
Dynacare integration	7.0	7.6	14.6
Reclassification non-cash items	–	(1.2)	(1.2)
Cash payments	(1.4)	(1.9)	(3.3)
Balance at December 31, 2002	5.8	20.3	26.1
Dianon integration	8.1	12.7	20.8
Restructuring charges	4.6	1.8	6.4
Restructuring adjustments	(0.8)	(4.1)	(4.9)
Cash payments	(13.7)	(3.9)	(17.6)
Balance at December 31, 2003	4.0	26.8	30.8
Reclassification non-cash items	(1.8)	(4.8)	(6.6)
Restructuring adjustments	–	(0.9)	(0.9)
Acquisition integration	1.2	3.2	4.4
Cash payments	(2.8)	(2.9)	(5.7)
Balance at December 31, 2004	**0.6**	**21.4**	**22.0**

Current	$ 6.0
Non-current	16.0
	$22.0

(Dollars in millions, except per share data)

Note 7
ACCOUNTS RECEIVABLE, NET

December 31,	2004	2003
Gross accounts receivable	**$578.5**	$565.6
Less allowance for doubtful accounts	**(137.1)**	(133.1)
	$441.4	$432.5

The provision for doubtful accounts was $192.7, $214.2 and $214.9 in 2004, 2003 and 2002 respectively.

Note 8
PROPERTY, PLANT AND EQUIPMENT, NET

December 31,	2004	2003
Land	**$ 14.2**	$ 15.3
Buildings and building improvements	**90.8**	90.4
Machinery and equipment	**353.2**	322.2
Software	**153.0**	151.3
Leasehold improvements	**82.0**	81.1
Furniture and fixtures	**19.3**	17.5
Construction in progress	**44.1**	28.4
Buildings under capital leases	**5.4**	5.4
Equipment under capital leases	**2.2**	2.2
	764.2	713.8
Less accumulated depreciation and amortization of capital lease assets	**(404.2)**	(352.5)
	$360.0	$361.3

Depreciation expense and amortization of capital lease assets was $93.0, $91.6 and $73.0 for 2004, 2003 and 2002, respectively.

Note 9
GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill (net of accumulated amortization) for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Balance as of January 1	**$1,285.9**	$910.1
Goodwill acquired during the year	**17.1**	388.7
Adjustments to goodwill	**(2.6)**	(12.9)
Goodwill, net	**$1,300.4**	$1,285.9

The components of identifiable intangible assets are as follows:

December 31,	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists	**$596.3**	**$(148.0)**	$582.5	$(118.1)
Patents, licenses and technology	**79.6**	**(18.3)**	67.2	(11.1)
Non-compete agreements	**25.2**	**(20.3)**	23.0	(18.1)
Trade name	**49.4**	**(6.9)**	49.6	(3.6)
	$750.5	**$(193.5)**	$722.3	$(150.9)

Amortization of intangible assets was $42.6, $37.6 and $23.8 in 2004, 2003 and 2002, respectively. Amortization expense for the net carrying amount of intangible assets is estimated to be $43.6 in fiscal 2005, $42.2 in fiscal 2006, $40.6 in fiscal 2007, $38.4 in fiscal 2008, $37.5 in fiscal 2009, and $354.7 thereafter.

The Company paid approximately $7.9 in 2004 and $15.0 in 2003 for certain exclusive and non-exclusive licensing rights to diagnostic testing technology. These amounts are being amortized over the life of the licensing agreements.

(Dollars in millions, except per share data)

Note 10
ACCRUED EXPENSES AND OTHER

December 31,	2004	2003
Employee compensation and benefits	**$ 68.5**	$ 75.6
Acquisition related accruals	**5.6**	7.1
Restructuring reserves	**6.0**	15.0
Accrued taxes payable (receivable)	**27.4**	(2.6)
Other tax accruals	**31.7**	28.8
Self-insurance reserves	**42.0**	34.1
Interest payable	**8.0**	8.4
Accrued repurchases of common stock	**10.0**	–
Royalty payable	**12.9**	5.0
Other	**3.3**	4.7
	$215.4	$176.1

Note 11
OTHER LIABILITIES

December 31,	2004	2003
Acquisition related accruals	**$ 1.1**	$ 1.3
Restructuring reserves	**16.0**	15.8
Accrued pension liability	**–**	22.0
Postretirement benefit obligation	**46.0**	44.7
Self-insurance reserves	**13.2**	17.9
Other	**11.3**	10.6
	$87.6	$112.3

Note 12
ZERO COUPON-SUBORDINATED NOTES

In September 2001, the Company sold $650.0 aggregate principal amount at maturity of its zero coupon convertible subordinated notes (the "notes") due 2021 in a private placement. The Company received approximately $426.8 (net of underwriter's fees of approximately $9.8) in net proceeds from the offering. In October 2001, the underwriters exercised their rights to purchase an additional $94.0 aggregate principal amount pursuant to an overallotment option from which the Company received approximately $61.8 in net proceeds (net of underwriter's fees of approximately $1.4). The notes, which are subordinate to the Company's bank debt, were sold at an issue price of $671.65 per $1,000 principal amount at maturity (representing a yield to maturity of 2.0% per year). Each one thousand dollar principal amount at maturity of the notes is convertible into 13.4108 shares of the Company's common stock, subject to adjustment in certain circumstances, if one of the following conditions occurs:

(1) If the sales price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding quarter reaches specified thresholds (beginning at 120% and declining 0.1282% per quarter until it reaches approximately 110% for the quarter beginning July 1, 2021 of the accreted conversion price per share of common stock on the last day of the preceding quarter). The accreted conversion price per share will equal the issue price of a note plus the accrued original issue discount and any accrued contingent additional principal, divided by the number of shares of common stock issuable upon conversion of a note on that day. The conversion trigger price for the fourth quarter of 2004 was approximately $63.12.

(Dollars in millions, except per share data)

(2) If the credit rating assigned to the notes by Standard & Poor's Ratings Services is at or below BB-.
(3) If the notes are called for redemption.
(4) If specified corporate transactions have occurred (such as if the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets).

Holders of the notes may require the Company to purchase in cash all or a portion of their notes on September 11, 2006 and 2011 at prices ranging from $741.92 to $819.54, plus any accrued contingent additional principal and any accrued contingent interest thereon.

The Company may redeem for cash all or a portion of the notes at any time on or after September 11, 2006 at specified redemption prices per one thousand dollar principal amount at maturity of the notes ranging from $741.92 at September 11, 2006 to $1,000.00 at September 11, 2021 (assuming no contingent additional principal accrues on the notes).

The Company used a portion of the proceeds to repay $412.5 of its term loan outstanding under its credit agreement and to pay $8.9 to terminate the interest rate swap agreement tied to the Company's term loan. The Company recorded a loss of $5.5 relating to the write-off of unamortized bank fees associated with the Company's term debt.

The Company has registered the notes and the shares of common stock issuable upon conversion of the notes with the Securities and Exchange Commission.

Note 13
LONG-TERM DEBT

On January 13, 2005, the Company entered into a $350.0 senior credit facility with Credit Suisse First Boston and UBS Securities LLC, acting as Co-Lead Arrangers, and a group of financial institutions. This new five year credit facility replaced the existing $150.0 364-day revolving credit facility and the $200.0 three-year revolving credit facility which was amended on January 14, 2003 and was scheduled to expire on February 18, 2005. The new facility also provides for an accordion feature to increase the facility up to an additional $150 million, with the consent of the lenders, if needed to support the Company's growth. Based upon the Company's rating as of December 31, 2004, the effective rate under the $200.0 and $150.0 facilities was LIBOR plus 82.5 basis points and LIBOR plus 87.5 basis points, respectively. There were no balances outstanding on the Company's senior credit facilities at December 31, 2004 and 2003.

The senior credit facility is available for general corporate purposes, including working capital, capital expenditures, funding of share repurchases and other payments, and acquisitions. This credit facility bears interest at varying rates based upon the Company's credit rating with Standard & Poor's Ratings Services.

The agreement contains certain debt covenants that require the Company to maintain leverage and interest coverage ratios of 2.5 to 1.0 and 5.0 to 1.0, respectively. The Company is in compliance with all covenants.

On July 24, 2002, in conjunction with the acquisition of Dynacare, the Company borrowed $150.0 under the Dynacare Bridge Loan Agreement, which had an original maturity date of July 23, 2003. On November 29, 2002, the Company repaid all outstanding balances under the Dynacare Bridge Loan, and as a result, the loan was terminated.

(Dollars in millions, except per share data)

On January 17, 2003, in conjunction with the acquisition of DIANON, the Company borrowed $350.0 under the DIANON Bridge Loan Agreement with Credit Suisse First Boston, acting as Administrative Agent. On January 31, 2003, the Company sold $350.0 aggregate principal amount of its $5\frac{1}{2}$% Senior Notes due February 1, 2013. Proceeds from the issuance of these Notes ($345.1), together with cash on hand was used to repay the $350.0 principal amount of the Company's bridge loan facility, and as a result, the loan was terminated.

Note 14
STOCK REPURCHASE PROGRAM

On October 22, 2002, the Company's Board of Directors authorized a stock repurchase program under which the Company may purchase up to an aggregate of $150.0 of its common stock from time-to-time. During the third quarter of 2003, the Company completed this program purchasing approximately 5.2 million shares of its common stock totaling approximately $150.0 with cash flow from operations.

On December 17, 2003, the Company's Board of Directors authorized a stock repurchase program under which the Company may purchase up to an aggregate of $250.0 of its common stock from time-to-time, beginning in the first quarter of 2004. During the first nine months of 2004, the Company completed this program, purchasing approximately 6.2 million shares of its common stock totaling $250.0 with cash flow from operations.

On October 20, 2004, the Company's Board of Directors authorized a stock repurchase program under which the Company may purchase up to an aggregate of $250.0 of its common stock. It is the Company's intention to fund future purchases of its common stock with cash flow from operations. During the fourth quarter of 2004, the Company purchased approximately 2.7 million shares of its common stock totaling $128 with cash flow from operations.

Note 15
STOCKHOLDER RIGHTS PLAN

The Company adopted a stockholder rights plan effective as of December 13, 2001 that provides that each common stockholder of record on December 21, 2001 received a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from the Company one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of four hundred dollars. These rights will become exercisable and will detach from the Company's common stock if any person becomes the beneficial owner of 15% or more of the Company's common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of the Company's common stock having a value of twice the initial purchase price. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

(Dollars in millions, except per share data)

Note 16
INTEREST RATE SWAP AGREEMENTS

In the second quarter of 2003 the Company terminated its interest rate swap agreement with a major financial institution and received net proceeds of $5.3 of which $1.4 was credited to interest expense and a gain of $3.9 was deferred and is being amortized to interest expense through 2013.

Note 17
INCOME TAXES

The sources of income before taxes, classified between domestic and foreign entities are as follows:

Pre-tax income

	2004	2003	2002
Domestic	**$618.8**	$545.3	$440.6
Foreign	**(3.5)**	(4.9)	(8.3)
Total pre-tax income	**$615.3**	$540.4	$432.3

The provisions for income taxes in the accompanying consolidated statements of operations consist of the following:

Years Ended December 31,	**2004**	2003	2002
Current:			
Federal	**$170.3**	$104.2	$118.0
State	**40.5**	29.2	28.4
Foreign	**2.6**	(0.3)	2.4
	$213.4	$133.1	$148.8
Deferred:			
Federal	**$ 32.1**	$ 70.0	$ 26.0
State	**7.4**	13.8	4.7
Foreign	**(0.6)**	2.5	(1.8)
	38.9	86.3	28.9
	$252.3	$219.4	$177.7

The tax benefit associated with option exercises from stock plans reduced taxes currently payable by approximately $11.1, $5.5 and $16.0 in 2004, 2003 and 2002, respectively. Such benefits are recorded as additional paid-in-capital.

The effective tax rates on earnings before income taxes is reconciled to statutory federal income tax rates as follows:

Years Ended December 31,	**2004**	2003	2002
Statutory federal rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax effect	**4.4**	4.5	4.5
Change in valuation allowance	**–**	–	(0.4)
Other	**1.6**	1.1	2.0
Effective rate	**41.0%**	40.6%	41.1%

(Dollars in millions, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,	2004	2003
Deferred tax assets:		
Accounts receivable	$ 0.4	$ 12.5
Self-insurance reserves	17.0	17.3
Postretirement benefit obligation	18.2	17.8
Acquisition and restructuring reserves	15.8	22.7
Tax loss carryforwards	10.8	18.2
Employee benefits	–	13.1
Other	3.1	(1.1)
	65.3	100.5
Less valuation allowance	(2.7)	(2.7)
Net deferred tax assets	62.6	97.8
Deferred tax liabilities:		
Employee benefits	(1.5)	–
Deferred earnings	(13.4)	(12.1)
Intangible assets	(217.8)	(221.0)
Property, plant and equipment	(47.8)	(46.3)
Zero coupon-subordinated notes	(50.7)	(33.6)
Currency translation adjustment	(51.3)	(35.5)
Other	–	(3.6)
Total gross deferred tax liabilities	(382.5)	(352.1)
Net deferred tax liabilities	$(319.9)	$(254.3)

The Internal Revenue Service and the Company have reached an agreement for the appeals of tax years 1998, 1999, and 2000. The Company is awaiting a final examination report. The Internal Revenue Service has concluded its examination and closed the 2001 and 2002 tax years. Management believes adequate provisions have been recorded related to all open tax years.

The Company has state tax loss carryforwards of approximately $22.0 which expire 2005 through 2022. In addition, the Company has federal tax loss carryovers of approximately $26.8 expiring periodically through 2022.

The Company provided for taxes on undistributed earnings of foreign subsidiaries.

Note 18
STOCK COMPENSATION PLANS

In May 2000, the shareholders approved the 2000 Stock Incentive Plan, authorizing 6.8 million shares for issuance under the plan plus the remaining shares available from the Amended and Restated 1999 Stock Incentive Plan and the 1994 Stock Option Plan (the "Prior Plans"). The effect was to increase to 11.68 million, the number of shares available under the 2000 Stock Incentive Plan and Prior Plans.

In May 2002, the shareholders approved an amendment to the 2000 Stock Incentive Plan authorizing an additional 8.0 million shares. The effect was to increase to an aggregate of 19.68 million shares for issuance under the 2000 Stock Incentive Plan.

During 2004, there were 1,757,260 options granted to officers, key employees, and non-employee directors of the Company. The exercise price for these options ranged from $38.80 to $40.50 per share.

(Dollars in millions, except per share data)

During March 2004, the Company recorded aggregate awards of 11,329 shares of restricted stock at a weighted average price of $35.29 to one of the principals in the Company's research and development joint venture and a non-employee director under its 2000 Stock Incentive Plan.

The plan provides for accelerated vesting of outstanding restricted shares in percentages of 33.3%, 66.7% or 100%, if certain predefined two-year profitability targets are achieved as of December 31, 2003 or certain three-year profitability targets are achieved as of December 31, 2004. The unearned restricted stock compensation is being amortized to expense over the applicable vesting periods. For 2004, 2003 and 2002, total restricted stock compensation expense was $15.6, $18.1 and $14.3, respectively. At December 31, 2004, there were 5,304,751 additional shares available for grant under the Company's stock option plans.

The following table summarizes grants of non-qualified options made by the Company to officers, key employees, and non-employee directors under all plans. Stock options are generally granted at an exercise price equal to or greater than the fair market price per share on the date of grant. Also, for each grant, options vest ratably over a period of two to three years on the anniversaries of the grant date, subject to their earlier expiration or termination.

Changes in options outstanding under the plans for the periods indicated were as follows:

	Number of Options	Weighted-Average Exercise Price per Options
Outstanding at January 1, 2002 (729,504 exercisable)	3,905,934	$25.331
Options granted at market value	2,186,818	$42.524
Granted above market value	77,750	$28.910
Granted below market value	199,240	$18.626
Forfeited	(316,568)	$29.902
Exercised	(697,394)	$18.976
Outstanding at December 31, 2002 (1,326,120 exercisable)	5,355,780	$32.711
Options granted at market value	1,763,926	$24.967
Granted above market value	632,410	$30.343
Granted below market value	37,204	$13.120
Forfeited	(436,685)	$20.444
Exercised	(747,202)	$20.444
Outstanding at December 31, 2003 (2,811,938 exercisable)	6,605,433	$31.805
Options granted at market value	1,757,260	$39.003
Forfeited	(241,240)	$36.327
Exercised	(1,743,587)	$28.072
Outstanding at December 31, 2004	6,377,866	$34.637
Exercisable at December 31, 2004	2,866,794	$34.153

On January 17, 2003, the Company converted approximately 378,422 vested DIANON stock options into 669,614 vested Company options to acquire shares of the Company at terms comparable to those under the predecessor DIANON plan. The Company is not expecting to make further grants from this plan. Options issued above or below market value during 2003 and 2002 were issued in conjunction with the acquisitions of DIANON and Dynacare.

(Dollars in millions, except per share data)

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 2.57 – 28.18	1,761,971	7.37	$23.521	655,827	$21.525
$28.91 – 38.80	1,129,788	6.08	$32.881	1,081,467	$32.903
$39.00 – 39.00	1,718,700	9.13	$39.000	–	$ –
$39.16 – 48.02	1,767,407	7.11	$42.601	1,129,500	$42.683
	6,377,866			2,866,794	

The weighted-average remaining life of options outstanding at December 31, 2004 is approximately 7.5 years.

The Company has an employee stock purchase plan, begun in 1997 and amended in 1999 and 2004, with 4,500,000 shares of common stock authorized for issuance. The plan permits substantially all employees to purchase a limited number of shares of Company stock at 85% of market value. The Company issues shares to participating employees semi-annually in January and July of each year. A summary of shares issued is as follows:

	2002	2003	2004	2005
January	73,514	149,020	133,431	117,955
July	75,446	140,524	113,707	

Pro forma compensation expense is calculated for the fair value of the employee's purchase right using the Black-Scholes model. Assumptions include a weighted average life of approximately one-half year, dividend yield of 0%, risk free interest rates for each six month period as follows: 2004 – 1.0% and 1.6%; 2003 – 1.3% and 0.9% and 2002 – 1.8% and 1.8% and volatility rates for each of the following six month periods: 2004 - .2 and .2; 2003 - .3 and .2; and 2002 - .2 and .8.

The per share weighted average grant date fair value of the benefits under the employee stock purchase plan for the first and second six-month periods is as follows:

	2004	2003	2002
First six months	**$10.61**	$6.98	$11.87
Second six months	**$11.36**	$8.67	$18.21

Note 19
COMMITMENTS AND CONTINGENT LIABILITIES

On June 24, 2003, the Company and certain of its executive officers were sued in the United States District Court for the Middle District of North Carolina in the first of a series of putative shareholder class actions alleging securities fraud. Since that date, at least five other complaints containing substantially identical allegations have been filed against the Company and certain of the Company's executive officers. Each of the complaints alleges that the defendants violated the federal securities laws by making material misstatements and/or omissions that caused the price of the Company's stock to be artificially inflated between February 13 and October 3, 2002.

(Dollars in millions, except per share data)

The plaintiffs seek certification of a class of substantially all persons who purchased shares of the Company's stock during that time period and unspecified monetary damages. These six cases have been consolidated and will proceed as a single case. The defendants deny any liability and intend to defend the case vigorously. The plaintiffs have recently filed a consolidated amended complaint. On July 16, 2004, the defendants filed a motion to dismiss the consolidated complaint and continue to defend the case vigorously. At this time, it is premature to make any assessment of the potential outcome of the cases or whether they could have a material adverse effect on the Company's financial condition.

The Company is the appellant in a patent case originally filed by Competitive Technologies, Inc. and Metabolite Laboratories, Inc. in the United States District Court for the District of Colorado. After a jury trial, the district court entered judgment against the Company for patent infringement, with total damages and attorney's fees payable by the Company of approximately $7.8 million. The Company vigorously contested the judgment and appealed the case to the United States Court of Appeals for the Federal Circuit. On June 8, 2004, that court affirmed the judgment against the Company and, on August 5, 2004, the Company's request for rehearing was denied. On November 3, 2004, the Company filed a petition for a writ of certiorari with the United States Supreme Court. The underlying judgment has been paid and, on January 25, 2005, the United States Court of Appeal for the Federal Circuit confirmed the attorneys' fees portion of the judgment. The Company has filed a request to stay the award of attorneys' fees pending the resolution of the Company's appeal to the United States Supreme Court. The Company plans to continue to vigorously contest the Judgment until it exhausts all reasonable appellate rights.

The Company is also involved in various claims and legal actions arising in the ordinary course of business. These matters include, but are not limited to, intellectual property disputes, professional liability, employee related matters, and inquiries from governmental agencies and Medicare or Medicaid payers and managed care payers requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. In the opinion of management, based upon the advice of counsel and consideration of all facts available at this time, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company. The Company is also named from time to time in suits brought under the *qui tam* provisions of the False Claims Act. These suits typically allege that the Company has made false statements and/or certifications in connection with claims for payment from federal health care programs. They may remain under seal (hence, unknown to the Company) for some time while the government decides whether to intervene on behalf of the *qui tam* plaintiff. Such claims are an inevitable part of doing business in the health care field today and, in the opinion of management, based upon the advice of counsel and consideration of all facts available at this time, the ultimate disposition of those *qui tam* matters presently known to the Company is not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company believes that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and the courts have not interpreted many of these statutes and regulations. There can be no assurance therefore that those applicable statutes and regulations might not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

(Dollars in millions, except per share data)

Under the Company's present insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred. At December 31, 2004 and 2003, the Company had provided letters of credit aggregating approximately $63.5 and $57.1 respectively, primarily in connection with certain insurance programs.

The Company leases various facilities and equipment under non-cancelable lease arrangements. Future minimum rental commitments for leases with noncancellable terms of one year or more at December 31, 2004 are as follows:

	Operating	Capital
2005	$ 61.4	$3.4
2006	47.7	2.9
2007	34.5	1.4
2008	25.7	–
2009	17.2	–
Thereafter	40.4	–
Total minimum lease payments	226.9	7.7
Less:		
Amounts included in restructuring accruals	(20.4)	(1.9)
Amounts representing interest	–	(1.1)
Non-cancellable sub-lease income	(5.7)	(0.3)
Total minimum operating lease payments and present value of minimum capital lease payments	$200.8	$4.4
Current		$1.5
Non-current		2.9
		$4.4

Rental expense, which includes rent for real estate, equipment and automobiles under operating leases, amounted to $106.6, $104.2 and $86.1 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 20
PENSION AND POSTRETIREMENT PLANS

The Company maintains a defined contribution pension plan for all eligible employees. Eligible employees are defined as individuals who are age 21 or older, have been employed by the Company for at least six consecutive months and have completed 1,000 hours of service. Company contributions to the plan are based on a percentage of employee contributions. The cost of this plan was $11.0, $10.9 and $8.5 in 2004, 2003 and 2002, respectively.

In addition, substantially all employees of the Company are covered by a defined benefit retirement plan (the "Company Plan"). The benefits to be paid under the Company Plan are based on years of credited service and average final compensation. The Company's policy is to fund the Company Plan with at least the minimum amount required by applicable regulations.

The Company has a second defined benefit plan which covers its senior management group that provides for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation. This plan is an unfunded plan.

(Dollars in millions, except per share data)

The components of net periodic pension cost for both of the defined benefit plans are summarized as follows:

	Company Plans		
Years Ended December 31,	**2004**	2003	2002
Components of net periodic benefit cost			
Service Cost	**$13.9**	$12.3	$11.9
Interest Cost	**12.8**	12.9	12.4
Expect return on plan assets	**(16.9)**	(12.7)	(13.7)
Net amortization and deferral	**1.5**	3.7	0.3
Net periodic pension cost	**$11.3**	$16.2	$10.9

	Company Plans	
December 31,	**2004**	2003
Change in benefit obligation		
Benefit obligation at beginning of year	**$203.4**	$199.5
Service cost	**13.9**	12.3
Interest cost	**12.8**	12.9
Actuarial loss	**12.8**	(8.3)
Amendments	**1.2**	0.3
Benefits paid	**(11.1)**	(13.3)
Benefit obligation at end of year	**$233.0**	$203.4
Change in plan assets		
Fair value of plan assets at beginning of year	**177.9**	139.5
Actual return on plan assets	**23.4**	33.4
Employer contributions	**60.0**	18.3
Benefits paid	**(12.7)**	(13.3)
Fair value of plan assets at end of year	**$248.6**	$177.9
Unfunded status, end of year	**(15.6)**	25.5
Unrecognized net actuarial loss	**(45.9)**	(42.2)
Unrecognized prior service cost	**(2.2)**	1.7
Additional minimum liability	**–**	37.0
(Prepaid asset)/accrued pension liability	**$ (63.7)**	$ 22.0

Assumptions used in the accounting for the defined benefit plans were as follows:

	Company Plans		
Years Ended December 31,	**2004**	2003	2002
Weighted average discount rate	6.00%	6.25%	6.75%
Weighted average rate of increase in future compensation levels	3.0%	3.0%	4.0%
Weighted average expected long term rate of return	8.5%	8.5%	9.0%

The Company's defined benefit plans asset allocation at December 31, 2004, and 2003, target allocation for 2005, and expected long-term rate of return by asset category are as follows:

Asset Category	Target Allocation 2005	Percentage of Plan Assets at December 31, 2004	2003	Weighted-Average Expected Long-Term Rate of Return 2004
Equity Securities	70.0%	72.3%	70.6%	6.8%
Debt Securities	30.0%	27.7%	26.3%	1.7%
Other	–	–	3.1%	–

The following assumed benefit payments under the Company's defined benefit plans, which reflect expected future service, as appropriate, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2005	$ 12.4
2006	13.8
2007	15.5
2008	17.4
2009	17.8
Years 2010-2014	114.8

The Company assumed obligations under a subsidiary's postretirement medical plan. Coverage under this plan is restricted to a limited number of existing employees of the subsidiary. This plan is unfunded and the Company's policy is to fund benefits as claims are

(Dollars in millions, except per share data)

incurred. The components of postretirement benefit expense are as follows:

Years Ended December 31,	2004	2003	2002
Service Cost	**$0.8**	$0.8	$0.9
Interest Cost	**3.1**	3.2	3.3
Net amortization and deferral	**(1.9)**	(1.9)	(1.1)
Actuarial loss	**0.7**	0.8	0.4
Postretirement benefit costs	**$2.7**	$2.9	$3.5

A summary of the components of the accumulated postretirement benefit obligation follows:

December 31,	2004	2003
Retirees	**$13.2**	$19.5
Fully eligible active plan participants	**15.0**	19.9
Other active plan participants	**15.4**	21.1
	$43.6	$60.5

Reconciliation of the funded status of the postretirement benefit plan and accrued liability

December 31,	2004	2003
Accumulated post retirement benefit obligation, beginning of year	**$60.5**	$57.5
Changes in benefit obligation due to:		
Service cost	**0.8**	0.8
Interest cost	**3.1**	3.2
Plan participants contributions	**0.4**	0.3
Amendments	**(4.3)**	(5.8)
Actuarial (gain) loss	**(15.2)**	6.0
Benefits paid	**(1.7)**	(1.5)
Accumulated postretirement benefit obligation, end of year	**43.6**	60.5
Unrecognized net actuarial loss	**(7.7)**	(23.6)
Unrecognized prior service cost	**10.1**	7.8
Accrued postretirement benefit obligation	**$46.0**	$44.7

The weighted-average discount rates used in the calculation of the accumulated postretirement benefit obligation was 6.0% and 6.4% as of December 31, 2004 and 2003, respectively. The health care cost trend rate-medical was assumed to be 10.0% and 9.0% as of December 31, 2004 and 2003, respectively, and the trend rate-prescription was assumed to be 12.0% and 12.0% as of December 31, 2004 and 2003, respectively, declining gradually to 5.0% in the year 2012. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by a percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2004 by $7.0. The impact of a percentage point change on the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost results in an increase of $0.7 or decrease of $0.6.

The following assumed benefit payments under the Company's postretirement benefit plan, which reflect expected future service, as appropriate, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2005	$1.4
2006	1.4
2007	1.5
2008	1.6
2009	1.8
Years 2010-2014	11.6

(Dollars in millions, except per share data)

The Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Act") was signed into law on December 8, 2003. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) which will begin in 2006. Laboratory Corporation of America Holdings has concluded that its post-retirement health care plan provides prescription drug benefits that will qualify for the federal subsidy provided by the Act. The assumed benefit payments table above includes the impact of the Act.

Therefore, the following changes in accounting for this plan have been recognized because of the legislation and in accordance with FASB Staff Position 106-2. Laboratory Corporation of America Holdings has worked with its actuary to analyze the accounting impact of the federal subsidy.

1) The Company adopted FSP 106-2 retroactively and as such the Accumulated Postretirement Benefit Obligation (APBO) determined as of January 1, 2004 has been reduced by $6.9. This reduction has been recorded as an actuarial gain in accordance with FSP 106-2.
2) The effect of this gain is to reduce the amortization of unrecognized actuarial loss by $0.3.
3) The Service Cost component of SFAS106 expense for fiscal 2004 has been reduced by $0.1.
4) The Interest Cost component of SFAS106 expense for fiscal 2004 has been reduced by $0.2.
5) In total, for fiscal 2004, the Company's SFAS106 net periodic postretirement benefit expense has been reduced accordingly by $0.6.

Laboratory Corporation of America Holdings will continue to review all interpretive guidance and regulations issued by HHS and may modify its plans once further guidance is available.

Note 21
SUBSEQUENT EVENT

On February 3, 2005, the Company acquired all of the outstanding shares of US Pathology Labs ("US LABS") for approximately $155 in cash. US LABS, based in Irvine, California, is a national, anatomic pathology reference laboratory devoted to comprehensive, high-quality, rapid-response cancer testing. The company provides diagnostic, prognostic, and predictive cancer testing services to hospitals, physician offices and surgery centers.

(Dollars in millions, except per share data)

Note 22
QUARTERLY DATA (UNAUDITED)

The following is a summary of unaudited quarterly data:

	Year ended December 31, 2004				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$752.5	$784.3	$781.5	$766.5	$3,084.8
Gross profit	317.6	339.7	325.9	306.1	1,289.3
Net earnings	87.3	98.3	92.6	84.8	363.0
Basic earnings per common share	0.62	0.70	0.67	0.62	2.60
Diluted earnings per common share	0.58	0.66	0.63	0.58	2.45

	Year ended December 31, 2003				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$712.2	$743.7	$752.0	$731.5	$2,939.4
Gross profit	296.4	316.5	310.9	300.8	1,224.6
Net earnings	73.9	86.4	83.1	77.6	321.0
Basic earnings per common share	0.51	0.60	0.58	0.55	2.23
Diluted earnings per common share	0.48	0.57	0.55	0.52	2.11

(Dollars in millions, except per share data)

Note 23
NEW ACCOUNTING PRONOUNCEMENTS

In December 2004 the Financial Standards Accounting Board (FASB) issued FAS 123(R), "Share-Based Payment (revised 2004)." This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not finalized what, if any, changes may be made to its equity compensation plans in light of the accounting change, and therefore is not yet in a position to quantify its impact. The Company expects to announce the impact in connection with reporting its second quarter 2005 financial results. The impact on cash from operations of adopting the new accounting standard cannot be estimated at this time. See "Note 1 to Consolidated Financial Statements" for pro forma impact of expensing all equity-based compensation, which the Company believes would approximate the annual effect of adopting the new accounting standard.

In December 2004, the FASB issued FAS 153, "Exchanges of Nonmonetary Assets." This Statement amends the guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions." That statement is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception to nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company has not historically entered into a significant level of nonmonetary transactions and therefore does not expect that this standard will impact its financial position or results unless nonmonetary transactions are utilized in the future.

Shareholder and Company Information

Laboratory Corporation of America® Holdings 2004

CORPORATE HEADQUARTERS
358 South Main Street
Burlington, NC 27215
336-584-5171

INFORMATION SOURCES
Information about LabCorp is available from the following Company sources:

Investor Relations/Media Contacts
Brad Hayes
Senior Vice President,
Investor Relations/
Corporate Communications
336-436-4602

Center for Molecular Biology
and Pathology
800-533-0567

Center for Occupational Testing
800-833-3984

Center for Esoteric Testing
Reference Testing
800-334-5161
Paternity/Identity
800-742-3944

LabCorp Drug Development
Laboratory Services
888-244-4102

Web Site
www.LabCorp.com

SHAREHOLDER DIRECT SERVICE
800-LAB-0401 (800-522-0401)

Call this number 24 hours a day and learn the most current earnings information and hear the most recent news releases and a corporate profile, speak with a shareholder services representative, or ask to receive a variety of printed information by fax or mail. This same information is available from our Web Site: www.LabCorp.com.

TRANSFER AGENT
American Stock Transfer
& Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
800-937-5449
www.amstock.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
101 Centreport Drive, Suite 250
Greensboro, NC 27409

ANNUAL MEETING
The annual meeting of shareholders will be held at 9:00 a.m. on May 18, 2005 at The Paramount Theater, 128 East Front Street, Burlington, NC 27215.

FORM 10-K
Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders by writing to:
Brad Hayes
Laboratory Corporation
of America Holdings
358 South Main Street
Burlington, NC 27215

SAFE HARBOR
Forward-looking statements in this annual report are subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2004 and subsequent filings.

COMMON STOCK
LabCorp common stock trades on the New York Stock Exchange (NYSE) under the symbol LH. The high and low prices of the stock for each quarter during 2004 and 2003 are listed below. On February 21, 2005, there were 567 holders of record of common stock. There were no common stock dividends during any of the periods presented below.

2004	**High**	**Low**
First Quarter	**$44.200**	**$36.950**
Second Quarter	**42.470**	**38.570**
Third Quarter	**43.750**	**36.800**
Fourth Quarter	**50.000**	**41.100**

2003	High	Low
First Quarter	$30.040	$22.210
Second Quarter	32.630	25.940
Third Quarter	32.660	28.200
Fourth Quarter	37.720	28.210

CORPORATE GOVERNANCE, CODE OF BUSINESS CONDUCT AND ETHICS
The Company's Corporate Governance Guidelines, the Charters of its Audit Committee, Compensation Committee, Ethics and Quality Assurance Committee and Nominating and Corporate Governance Committee as well as the Company's Code of Business Conduct and Ethics are available on the Company's Web Site at www.labcorp.com. You can also obtain a hard copy of these documents, without charge, upon written request to Brad Hayes, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.

The Company submitted, on June 7, 2004 without qualification, the Annual Certification of the Chief Executive Officer to the New York Stock Exchange ("NYSE") regarding the NYSE corporate governance listing standards pursuant to Section 303A.12(a) of the NYSE Listing Standards. The Company filed its Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for fiscal year 2004 filed with the Securities and Exchange Commission on March 3, 2005.

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Executive Officers
Laboratory Corporation of America® Holdings 2004

Thomas P. Mac Mahon
Chairman, President and
Chief Executive Officer

William B. Haas
Executive Vice President,
Sales and Marketing

Richard L. Novak
Executive Vice President and
Chief Operating Officer

Wesley R. Elingburg
Executive Vice President,
Chief Financial Officer and Treasurer

David P. King
Executive Vice President,
Strategic Planning and Corporate Development

Bradford T. Smith
Executive Vice President
Chief Legal Officer and Secretary

Myla P. Lai-Goldman, M.D.
Executive Vice President, Chief Scientific Officer
and Medical Director

Left to right: Wesley R. Elingburg, William B. Haas, David P. King, Thomas P. Mac Mahon, Richard L. Novak, Bradford T. Smith, Myla P. Lai-Goldman, M.D.



A Finer **Focus**

LabCorp
Laboratory Corporation of America

358 South Main Street
Burlington, NC 27215
336-584-5171
www.labcorp.com